Exhibit 2.2

DATED 29 OCTOBER 2015

LIONGEM SWEDEN 1 AB

AND

IGLO FOODS GROUP LIMITED

AND

NOMAD FOODS LIMITED

SHARE SALE AND PURCHASE AGREEMENT

Relating to 100% of the issued share capital of FINDUS SVERIGE AB

GREENBERG TRAURIG MAHER LLP

7TH FLOOR

200 GRAY’S INN ROAD

LONDON WC1X 8HF

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1

2.	AGREEMENT TO SELL AND PURCHASE	25

3.	PURCHASE PRICE	25

4.	ESCROW ACCOUNT	29

5.	CONDITIONS	35

6.	CONDUCT PENDING COMPLETION	37

7.	COMPLETION	40

8.	WARRANTIES	42

9.	THE BUYER’S REMEDIES	45

10.	SELLER’S AND BUYER’S COVENANT	46

11.	RESTRICTIONS ON BUSINESS ACTIVITIES	47

12.	GUARANTEE	51

13.	POST COMPLETION MATTERS	53

14.	ENVIRONMENT	55

15.	BUSINESS ASSETS	55

16.	ACCESS, BOOKS AND RECORDS	56

17.	CONFIDENTIALITY	57

18.	FURTHER ASSURANCE	60

19.	COSTS AND PAYMENTS	60

20.	CURRENCY CONVERSION	61

21.	INTEREST	61

22.	ENTIRE AGREEMENT	62

23.	INVALIDITY	64

24.	AMENDMENTS, WAIVERS AND RIGHTS	64

25.	ASSIGNMENT	65

26.	THIRD PARTY RIGHTS	66

27.	NOTICES	67

28.	COUNTERPARTS	69

29.	GOVERNING LAW AND JURISDICTION	69

30.	AGENT FOR SERVICE OF PROCESS	70

SCHEDULE 1 KEY INFORMATION		72

SCHEDULE 2 COMPLETION ACCOUNTS		90

SCHEDULE 3 CONDITIONS		101

SCHEDULE 4 CONDUCT BETWEEN EXCHANGE AND COMPLETION		102

SCHEDULE 5 COMPLETION ARRANGEMENTS		108

i

ii

THIS AGREEMENT is dated 29 October, 2015 and made between:

(1)	LIONGEM SWEDEN 1 AB, a company incorporated in Sweden with registered number 556753-4549 and having its registered office at Billesholmsvägen 4, 267 40 Bjuv, Sweden (the “Seller”); and

(2)	IGLO FOODS GROUP LIMITED, a company incorporated in England & Wales with registered number 05879466 and having its registered office at 5 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA (the “Buyer”); and

(3)	NOMAD FOODS LIMITED, a company incorporated in the British Virgin Islands with registered number 1818482 and having its registered office at Nemours Chambers, Road Town, Tortola, British Virgin Islands (the “Guarantor”).

INTRODUCTION

(A)	Findus Sverige AB (the “Company”) is a private company limited by shares incorporated in Sweden on 26 August 1905 with registered number 556006-4361. Further details of the Company are set out in schedule 1, part 1.

(B)	The companies set out in schedule 1, part 2 are subsidiary undertakings of the Company.

(C)	The Seller has agreed to sell all of the issued shares in the capital of the Company to the Buyer for the consideration and upon the terms set out in this Agreement.

(D)	The Guarantor has agreed to guarantee the obligations of the Buyer under this Agreement on the terms set out in this Agreement.

IT IS AGREED that:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined terms

In this Agreement and the Introduction:

“Accounting Policies” means the accounting policies set out in schedule 2, part 1, paragraph 2;

“Accounts” means the audited financial statements of each member of the Group for each of the three consecutive accounting reference periods the last of which ends on the Accounts Date, each of which financial statements comprise a balance sheet, profit and loss account or income statement as the case may be, cash flow statement, notes, auditors’ and directors’ reports;

“Accounts Date” means 30 September 2014, save with respect to the Subsidiaries incorporated in France, Germany and Thailand for whom it means 31 December 2014;

“Actual Cash” means the Cash as at the Effective Time, as set out in the Completion Accounts;

“Actual Indebtedness” means the Indebtedness as at the Effective Time, as set out in the Completion Accounts;

“Actual Intra Group Payables” means the Intra Group Payables as at the Effective Time, as set out in the Completion Accounts;

“Actual Intra Group Receivables” means the Intra Group Receivables as at the Effective Time, as set out in the Completion Accounts;

“Actual Net Debt Amount” means an amount (which may be a positive or a negative number) equal to the aggregate amount of the Actual Indebtedness less the aggregate amount of the Actual Cash, as set out in the Completion Accounts;

“Actual Working Capital Amount” means the Working Capital as at the Effective Time, as set out in the Completion Accounts;

“Affiliate” means, from time to time:

(a)	in the case of a body corporate, any group undertaking of such body corporate; and

(b)	in the case of a person which is a limited partnership, the partners of the person or their nominees or a nominee or trustee for the person, or any investors in a fund which holds interests, directly or indirectly, in the limited partnership; and

(c)	in the case of the Seller, any shareholder in Marlin 1 Limited;

(d)	any Investment Fund of which any person encompassed within the meaning of paragraphs (a) to (c) above (or any group undertaking of that person) or that person’s general partner, trustee, nominee, manager or adviser is a general partner, trustee, nominee, manager or advisor; and

(e)	any Affiliate (within the meaning of paragraphs (a) to (d) above of any person encompassed by paragraphs (a) to (d) above,

provided that, in the case of any Investment Fund, Affiliate shall not include any portfolio company of any Investment Fund or its Affiliates;

“Agreed IT Costs” means the aggregate cost of the TXT Licence, the cost of creating a new application in the Seller’s HFM system to allow it to perform consolidation of the Group and the cost of creating a VPN connection to allow members of the Group to have secure access to the Seller’s HFM system in connection with the Transition Services Agreement;

“Amount Claimed” in respect of any Notified Claim the amount claimed by the Buyer in respect of the relevant Notified Claim;

“Antitrust Acts” means the Cartel Act (Kartellgesetz) (Austria), the Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) (Germany), and the Defence of Competition Law (Ley 15/2007, de 3 de julio, de Defensa de la Competencia) (Spain) or if a request for referral is made pursuant to Article 22(1) EUMR to the European Commission, the EUMR;

“Antitrust Approvals” shall mean the receipt of merger control clearance, or the expiration or termination of any waiting period, under any of the Antitrust Acts and, if a request for referral is made pursuant to Article 22(1) EUMR to the European Commission by the Relevant Authorities of one or more EU Member States and accepted by the European Commission, under the EUMR;

“ARD” means the Transfers of Undertakings Directive 2001/23/EC (as amended) and the related implementing legislation in each EU Member State;

“Binding Offer Date” means 13 August 2015;

“Bonus Bank Scheme” means the discretionary plan for the benefit of senior management operated by the Group and paid to the beneficiaries of such scheme on the earlier of: (i) completion of the audit of certain group accounts for FY 2017; and (ii) an “Exit” event (as defined in the rules of such plan) having taken place;

“Books and Records” means the books and records of, or which otherwise relate to (to the extent they relate to), any member of the Group, and includes all notices, correspondence, orders, enquiries, drawings, plans, books of account and other documents and all computer discs or tapes or other machine legible programmes or other records;

“Business Assets” means all the assets necessary for the effective operation of the business of any member of the Group and “Business Asset” means any one of them;

“Business Day” means a day (not being a Saturday or Sunday) when banks generally are open in the City of London and Stockholm for the transaction of general banking business;

“Business Information” means all information which is used in, or otherwise relates to (to the extent it relates to), a member of the Group’s business, customers or financial or other affairs, including information relating to:

(a)	the marketing of goods or services including customer names and lists and other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys and advertising or other promotional materials; and/or

(b)	future projects, business development or planning or commercial relationships and negotiations;

“Business Names” means the business names listed in schedule 10, part 1;

“Buyer Tax Claim” means a Claim against any member of the Seller’s Group for breach of the Warranties set out in paragraph 14 of schedule 6 or under or pursuant to the Tax Deed;

“Buyer’s Bank Account” means the bank account notified by the Buyer to the Seller at least five Business Days before the relevant due date for payment;

“Buyer’s Group” means the Buyer and its subsidiaries and subsidiary undertakings from time to time (but, subject to clause 17.9, excluding, for the avoidance of doubt, the Group) and any holding company or parent undertaking of the Buyer from time to time and all other subsidiaries and subsidiary undertakings of any such holding company or parent undertaking from time to time and “member of the Buyer’s Group” shall be construed accordingly;

“Buyer’s Lawyers” means Greenberg Traurig Maher LLP of 7th Floor, 200 Gray’s Inn Road, London WC1X 8HF;

“Buyer’s Warranties” means the warranties of the Buyer and the Guarantor set out in clause 8.10;

“Carbon Dioxide Indemnity Amount” has the meaning given in paragraph 3.5.1 of schedule 9;

“Carbon Dioxide Matter” has the meaning given in paragraph 1.2 of schedule 9;

“Carve-out Accounts Condition” means the condition set out in paragraph 1 of schedule 3;

“Carve-out Accounts” means:

(a)	the audited combined consolidated financial statements of the Group for each of the three consecutive accounting reference periods, the last of which ends on 30 September 2014, and the earliest of which is for a nine-month period ending on 30 September 2012 prepared in accordance with IFRS and comprising a statement of financial position, income statement, cash flow statement and changes in equity or net investment, as the case may be, notes and a report from an independent auditor, reporting in accordance with generally accepted auditing standards in the U.S.;

(b)	the unaudited interim condensed combined consolidated financial statements of the Group for the six month period from 1 October 2014 to 28 March 2015 with the comparative period from 1 October 2013 through 29 March 2014, prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and reviewed by the independent auditor under the US auditing standards prescribed by AU-C Section 930 “Interim Financial Information”;

(c)	the unaudited interim condensed combined consolidated financial statements of the Group for the nine month period from 1 October 2014 to 27 June 2015 with the comparative period from 1 October 2013 through 28 June 2014, prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and reviewed by the independent auditor under the US auditing standards prescribed by AU-C Section 930 “Interim Financial Information”;

(d)	the audited combined consolidated financial statements of the Group for each of the three consecutive accounting reference periods ended 30 September 2015, prepared in accordance with IFRS and comprising a statement of financial position, income statement, cash flow statement and changes in equity or net investment, as the case may be, notes and a report from an independent auditor, reporting in accordance with generally accepted auditing standards in the U.S.;

(e)	unaudited schedule of differences between IFRS and US GAAP by income statement and balance sheet line item, for the purposes of inclusion in the unaudited pro forma financial information of the Guarantor, prepared in accordance with Article 11 of Regulation S-X. The periods to be presented: (X) for the income statement will be the years ended 30 September 2015 and 2014, the six months ended 28 March 2015 and 29 March 2014 and the nine months ended 27 June 2015 and 28 June 2014 and the three months ended 26 December 2015 and 27 December 2014; and (Y) for the balance sheet will be as at 28 March 2015, 27 June 2015, 30 September 2015 and as at 26 December 2015 as applicable;

(f)	the unaudited interim condensed combined consolidated financial statements of the Group for the three month period from 1 October 2015 to 26 December 2015 with the comparative three month period from 1 October 2014 to 27 December 2014, prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and reviewed by the independent auditor under the US auditing standards prescribed by AU-C Section 930 “Interim Financial Information”; and

(g)	the unaudited combined consolidated financial statement data of the Group for the period from the last accounts completed in (a) through (f) through to the Effective Time, prepared in accordance with IFRS and comprising an income statement and statement of financial position together with an unaudited schedule of differences between IFRS and US GAAP by income statement line item;

“Carve-out Accounts Due Date” means in respect of:

(a)	the Carve-out Accounts referred to in paragraphs (a) and (b), together with associated unaudited schedule of differences referred to in paragraph (e) of the definition of Carve-out Accounts, 31 August 2015;

(b)	the Carve-out Accounts referred to in paragraph (c), together with associated unaudited schedule of differences referred to in paragraph (e) of the definition of Carve-out Accounts, 30 September 2015;

(c)	the Carve-out Accounts referred to in paragraph (d), together with associated unaudited schedule of differences referred to in paragraph (e) of the definition of Carve-out Accounts, 31 December 2015; and

(d)	the Carve-out Accounts referred to in paragraph (f) of the definition of Carve-out Accounts, 15 March 2016; and

(e)	the Carve-out Accounts referred to in paragraph (g) of the definition of Carve-out Accounts, 75 days following Completion;

“Carve-out (Post-Completion) Accounts” means:

(a)	if the Completion Date is on or before 30 September 2015, the Carve-out Accounts referred to in paragraphs (c) (to the extent not delivered prior to Completion), (g) and (e) as applicable of the definition of “Carve-out Accounts”;

(b)	if the Completion Date is after the date set out in paragraph (a), but on or before 14 November 2015, the Carve-out Accounts referred to in paragraphs (d), (g) and (e) as applicable of the definition of “Carve-out Accounts”;

(c)	if the Completion Date is after the date set out in paragraph (b), but on or before 14 December 2015, the Carve-out Accounts referred to in paragraph (g) as applicable of the definition of “Carve-out Accounts”; and

(d)	if the Completion Date is after the date set out in paragraph (c), but on or before 30 January 2016, the Carve-out Accounts referred to in paragraphs (f), (g) and (e) as applicable of the definition of “Carve-out Accounts”;

“Carve-out (Pre-Completion) Accounts” means:

(a)	if the Target Completion Date is on or before 30 September 2015, the Carve-out Accounts referred to in paragraphs (a), and (b) or (c), with (e) as applicable of the definition of “Carve-out Accounts”;

(b)	if the Target Completion Date is after the date set out in paragraph (a), but on or before 9 November 2015, the Carve-out Accounts referred to in paragraphs (a) and (c) with (e) as applicable of the definition of “Carve-out Accounts”;

(c)	if the Target Completion Date is after the date set out in paragraph (b), but on or before 12 February 2016, the Carve-out Accounts referred to in paragraph (d) with (e) as applicable of the definition of “Carve-out Accounts”; and

(d)	if the Target Completion Date is after the date set out in paragraph (c), but on or before 14 April 2016, the Carve-out Accounts referred to in paragraph (f), with (e) as applicable of the definition of “Carve-out Accounts”;

“Cash” means, in respect of each member of the Group, the aggregate of:

(a)	all cash balances in hand;

(b)	cash equivalents;

(c)	cash in transit (less any outstanding cheques held by such member of the Group);

(d)	any balances credited to any account of such member of the Group with a financial institution and any related accrued interest;

(e)	an amount equal to 50 per cent. of any amount paid by any member of the Group in connection with the preparation of the Carve-out Accounts as at or prior to Completion; and

(f)	an amount equal to 50 per cent. of any amount paid by any member of the Group in respect of the Agreed IT Costs as at or prior to Completion,

but excluding any Trapped Cash and excluding, for the avoidance of doubt, the Intra Group Receivables and the Excluded Items, in each case at the relevant time;

“Claim” means a Warranty Claim or any other claim against any member of the Seller’s Group under, or pursuant to, the provisions of this Agreement or any other Transaction Document or any other document entered into pursuant to this Agreement (including, for the avoidance of doubt, the Tax Deed);

“Companies Act” means the Companies Act 2006;

“Company Intellectual Property Rights” means all Intellectual Property owned or used by a member of the Group;

“Competition Condition” means the condition set out in paragraph 2 of schedule 3;

“Completion” means completion of the sale and purchase of the Shares under this Agreement;

“Completion Accounts” means the accounts to be prepared in accordance with schedule 2 including details of the Indebtedness, Cash, Intra Group Payables and Intra Group Receivables and Working Capital;

“Completion Date” means the date on which Completion takes place;

“Completion Disclosure Letter” means the letter dated the Completion Date from the Seller to the Buyer in relation to the Warranties (as repeated at Completion pursuant to clause 8.2) (but only to the extent that the fact, matter or circumstance disclosed occurs subsequent to the Binding Offer Date) and delivered to the Buyer’s Lawyers before Completion and includes the documents appended to such letter, such documents being the “Completion Disclosure Documents”;

“Completion Statement” has the meaning given in para 1.16(a) of part 1 of schedule 2;

“Computer Contract” means any agreement or arrangement (including any leasing, hire purchase, licensing, maintenance and/or service agreement or arrangement) between a member of the Group and any other person (including another member of the Group and/or any source code deposit agent) pursuant to which such other person provides an element of, or a service relating to, the Computer Systems;

“Computer Systems” means the software, hardware and information and communication technology used by any member of the Group and all components of any of them;

“Condition” means a condition set out in schedule 3 and “Conditions” means all those conditions;

“Confidentiality Agreement” means the confidentiality agreement dated 26 May 2015 between Nomad Holdings Limited and Marlin 1 Limited pursuant to which the Seller or other members of the Seller’s Group made available certain confidential information relating to the Group;

“Consent Contracts” means each of those contracts set out in schedule 13;

“Consideration” has the meaning given to it in clause 3.1;

“Consideration Shares” means 8,378,380 Nomad Ordinary Shares;

“Continuing Commercial Agreements” means the co-packing agreement and distribution agreement to be negotiated by the Buyer and the Seller pursuant to clause 13, the key terms of which are set out in schedule 15, and a “Continuing Commercial Agreement” shall mean either one of them;

“Data Protection Legislation” has the meaning given to it in schedule 6, paragraph 7.1;

“Data Room” means the virtual data room hosted by Merrill Corp. at https://datasite.merrillcorp.com/bidder/index_frame.do?projectId=211378 in connection with the Transaction as at 10 August 2015, and recorded on a memory stick provided by Merrill Corp to the Buyer and the Seller;

“Deed of Termination” means the deed, in the agreed form, between the Company and Findus Ltd relating to the termination of a Trade Marks and Technology Agreement;

“Demerger” means the transfer of the agricultural berries, fruits and juices business, by way of demerger, of Findus Norge AS;

“Determination Date” means the date on which the Completion Accounts are agreed by the parties or determined in accordance with schedule 2;

“Disclosure Letter” means the letter dated as at the Binding Offer Date from the Seller to the Buyer in relation to the Warranties and includes the documents contained in the Data Room and listed in the index of Disclosure Documents appended to such letter, such documents being the “Disclosure Documents”;

“Dormant Subsidiaries” means:

(a)	Findus Management and Services Limited, registered in the United Kingdom under registration number 03871208;

(b)	Findus Deutschland GmbH, registered in the Federal Republic of Germany under registration number HRB 201226;

(c)	Findus Thailand Limited, registered in the Kingdom of Thailand under registration number 165/2510; and

(d)	Sudnif SA (in liquidation), registered in Zug, Swiss Federation under registration number CH-170.3.023.358-5;

“Effective Time” means 23:59 on the Saturday falling immediately prior to the Completion Date;

“Employees” means the Original Employees provided that, for the purposes of clause 8.2, any reference to Employees in schedule 6, paragraph 10 means in respect of the time immediately before Completion, the Original Employees together with any additional person employed (other than on a seasonal basis) by any member of the Group as at Completion, but excluding any Original Employee who has then ceased to be so employed by any member of the Group, and “Employee” means any one of the Employees;

“Encumbrance” means any mortgage, charge, pledge, lien, restriction, assignment, hypothecation, option, right to acquire, right of first refusal or right of pre-emption, third party right or interest or other encumbrance or security interest of any kind or any other agreement or arrangement the effect of which is the creation of security; or any agreement or arrangement or obligation to create any of the same;

“Environment” means any of the following media: air, water or land including those media within buildings or other natural or man made structures above or below ground and any living organisms or ecosystems;

“Environmental Authority” means any Relevant Authority having judicial, regulatory or administrative authority under Environmental Laws;

“Environmental Claim” means an Environmental Indemnity Claim or a claim for breach of the Warranties set out at paragraph 13 of schedule 6;

“Environmental Escrow Release Date” the date falling 36 months after the Completion Date;

“Environmental Indemnity Amount” means, from time to time, the Valladolid Indemnity Amount and the Carbon Dioxide Indemnity Amount;

“Environmental Indemnity Claim” means a Claim against the Seller made under clause 14 and schedule 9;

“Environmental Laws” means any applicable law, including any common law, statute, statutory instrument, treaty, regulation, decision, by-law, circular, code, guidance, order, notice, demand, decree, injunction, resolution or judgment, in each case having the force of law and which relate to Environmental Matters and which are in force and binding on any member of the Group at or prior to the Binding Offer Date, including for the avoidance of doubt any of the foregoing relating to human (including worker, but excluding food or product) health and safety and excluding for the avoidance of doubt any of the foregoing relating to town and country planning;

“Environmental Matters” means any of the following:

(a)	pollution, contamination or protection of the Environment;

(b)	the production, generation, manufacture, processing, handling, keeping, possession, presence, storage, distribution, use, treatment, supply, receipt, sale, purchase, removal, transport, importation, exportation, disposal, release, spillage, deposit, escape, discharge, leak, emission, leaching or migration of Hazardous Substances or Waste;

(c)	exposure of any human or any other living organism to Hazardous Substances or Waste or other matters relating to human (including worker, but excluding food or product) health and safety;

(d)	the creation of any noise, vibration, radiation, common law or statutory nuisance, or other impact on the Environment; and/or

(e)	any other matters in relation to the condition, protection, maintenance, restoration or remediation of the Environment;

“Environmental Permits” means all or any authorisations, certificates, approvals, permits, licences, registrations, notifications or consents (and all or any conditions attaching thereto) required under any Environmental Laws for the operation of any member of the Group or the occupation or use of any of the Properties by any member of the Group;

“Escrow Account” means the account managed by the Escrow Agent as established by and identified in the Escrow Agreement;

“Escrow Agent” means the escrow agent appointed pursuant to clause 4.11;

“Escrow Agreement” means the agreement between the Buyer, the Seller and the Escrow Agent relating to the establishment and operation of the Escrow Account, as agreed pursuant to clause 4.11;

“Escrow Cash Funds” means any funds deposited into the Escrow Account pursuant to clause 4.7.1 and held by the Escrow Agent in accordance with the terms of the Escrow Agreement;

“Escrow Shares” means such number of Consideration Shares as is equal in value to the Initial Escrow Value, with the value of the Consideration Shares to be determined in accordance with clause 4.6 as at the date which is three Business Days prior to the Completion Date, and to be deposited with the Escrow Agent at Completion or, as the case may be, the balance of the Consideration Shares held by the Escrow Agent after settlement of any Claim or any withdrawal of Escrow Shares pursuant to clause 4;

“Estimated Cash Consideration” has the meaning set out in clause 3.4;

“Estimated Intra Group Payables” means the Seller’s good faith estimate of the Intra Group Payables as at the Effective Time;

“Estimated Intra Group Receivables” means the Seller’s good faith estimate of the Intra Group Receivables as at the Effective Time;

“Estimated Net Debt Amount” means the Seller’s good faith estimate of the Actual Net Debt Amount as at the Effective Time;

“Estimated Working Capital Amount” means the Seller’s good faith estimate of the Actual Working Capital as at the Effective Time;

“EU Member State” means a member state of the European Union from time to time;

“EUMR” means Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings, as amended;

“European Commission” means the Commission of the European Union as established by the Treaty of Rome 1957, as amended;

“European Union” means the economic and political union of a number of European countries as enshrined by the Treaty on European Union 1992, as amended;

“Excluded Items” means any line items identified by inclusion in the column “Excluded” in the Reference Balance Sheet Mapping;

“Finally Determined” means if and when a court of competent jurisdiction has delivered judgment in respect of any Claim (whether on appeal or otherwise) and:

(a)	any such judgment has not been appealed against within the requisite time period for so doing;

(b)	any such judgment has been appealed against but such appeal has been withdrawn; or

(c)	there shall be no right of appeal against any such judgment;

“Final Escrow Release Date” means 1 January 2022;

“Findus Brand” means the word mark “FINDUS” and any other word, logo, stylised word or other mark incorporating “FINDUS” that has been used by the Seller’s Group in the United Kingdom in the 12 months prior to the Binding Offer Date;

“Findus Trade Marks” means the registered trade marks for the word “FINDUS” and/ or for the logo set out in part 2 of schedule 10;

“First Escrow Release Date” means 1 January 2019;

“Food Safety Laws” means all applicable laws and regulations concerning Food Safety Matters;

“Food Safety Matters” means any matter concerning food safety, including hygiene, food handling, food labelling, food packaging, food preparation, food production and food storage;

“Force Majeure” means acts, events, omissions or accidents, including: acts of God, including fire, flood, earthquake, windstorm or other natural disaster; war, threat of or preparation for war, armed conflict, imposition of sanctions, embargo, breaking off of diplomatic relations or similar actions; terrorist attack, civil commotion or riots; nuclear, chemical or biological contamination or sonic boom; fire, explosion or accidental damage; loss at sea; or interruption or failure of utility service, including but not limited to electric power, gas or water, in each case in so far as such acts, events, omissions or accidents are beyond a party’s reasonable control;

“Freely Transferable” means: (a) the restrictions contemplated by the Lock-up Deed have expired or terminated; and (b) either: (1) the Consideration Shares are listed or traded on the London Stock Exchange; or (2) to the extent the Consideration Shares are not listed or traded on the London Stock Exchange, the Consideration Shares are listed on the New York Stock Exchange or the Nasdaq Global Market and a registration statement covering the resale of the Consideration Shares is effective and the use by the Seller of such registration statement is not limited in any way, including as a result of (A) suspension of sales under such registration statement as the result of any material misstatement or omission of a material fact in such registration statement; (B) any trading prohibition period for insiders; (C) lock-up periods or reductions in the number of shares that may be sold due to sales, or pending sales of shares by other holders of Nomad Ordinary Shares;

“French Domain” means the domain “theseafoodcompany.fr”;

“Fundamental Warranty Claim” means a Warranty Claim for breach of any of the Warranties set out in paragraphs 1 and 2.1 of schedule 6;

“General Indemnity Claim” means any Claim pursuant to clause 7.6.1, clause 10.1, clause 10.2.2 or clause 10.3;

“Group” means the Company and each Subsidiary and “member of the Group” shall be construed accordingly;

“HACCP” has the meaning given to it in schedule 6, paragraph 23;

“Hazardous Substances” means any poisonous, noxious, dangerous, hazardous, radioactive, toxic, flammable, carcinogenic, corrosive, infectious, mutagenic, teratogenic, irritant or explosive materials or substances or any constituent or any mixture of any of them and/or any other materials or substances that are regulated under any Environmental Law;

“Hedge Agreements” means the following agreements and any transactions thereunder:

(a)	ISDA master agreement and schedule between Findus Treasury Ltd and National Westminster Bank PLC dated as of 1 May 2015 (as amended from time to time); and

(b)	ISDA master agreement and schedule between Findus Treasury Ltd and Nordea Bank Finland PLC dated as of 12 July 2013 (as amended and restated on 1 July 2014, and as further amended from time to time);

“IFRS” means applicable International Accounting Standards, International Financial Reporting Standards, Standard Interpretations Committee Standards or International Financial Reporting Standards Interpretations issued by the International Accounting Standards Board (or any successor body) or any committee thereof or body recognised by it from time to time;

“Indebtedness” means, in respect of each member of the Group, the aggregate outstanding amount (expressed as a positive number) of:

(a)	the principal and accrued interest on any borrowing or indebtedness in the nature of borrowing incurred by such member of the Group including bank debt, loans, overdrafts, drawn but unpaid amounts under letters of credit (which are secured by a third party which is not a member of the Group), any loan notes or bonds, any other interest bearing and/or secured lending provided by third parties to such member of the Group and any early repayment, prepayment, or break costs, fees or penalties in respect of any such items;

(b)	in respect of any leases (including renewal or replacement) in place as of the Reference Balance Sheet Date the capitalised element of any finance lease or hire purchase contract as accounted for in accordance with the Accounting Policies and in respect of any leases entered into after the Reference Balance Sheet Date, the capitalised element of any finance lease or hire purchase contract as accounted for in accordance with IFRS;

(c)	any deferred or contingent consideration payable in connection with the acquisition of any share capital, business, asset or undertaking, including in respect of the Frudesa acquisition and in respect of the Lutosa acquisition, but excluding any deferred or contingent consideration payable in connection with the La Cocinera acquisition;

(d)	declared and/or accrued but unpaid dividends of such member of the Group (other than dividends due to another member of the Group);

(e)	any third party financial, accounting, tax, legal and other advisory fees and costs incurred by such member of the Group in connection with the preparation for, negotiation and implementation of the Transaction, this Agreement or any other Transaction Document, together with any VAT charged thereon, except to the extent that the VAT is recoverable;

(f)	the aggregate amount payable under all incentive, bonus, or other arrangements for payment or other benefit to employees, directors or secretaries of, or consultants to, such member of the Group in connection with the Transaction, together with employer’s national insurance liability or other payroll taxes thereon (excluding, other than as set out in limb (k) below, any payments falling due to be made under the Bonus Bank Scheme);

(g)	any unpaid amounts payable net of unpaid amounts receivable in respect of Tax payable or receivable in respect of any period of time ending on or before Completion (but excluding, for the avoidance of doubt, any provision for or asset in respect of deferred taxation or any amount which comprises Working Capital), which net amount may be a positive or negative amount. For the avoidance of doubt, Tax losses and other Tax assets shall not be brought into account (except to the extent used to reduce pre-Completion Taxes otherwise payable);

(h)	all derivative instruments (including any interest or financial future transactions);

(i)	all receivables sold or discounted otherwise than on a non-recourse basis;

(j)	any amount in respect of the sale or discounting of a member of the Group’s rights or assets in return for funding in the nature of finance;

(k)	any amounts payable to previous employees Niklas Finné and Frank Thorsen and any other terminated employees as of the Effective Time (but not, for the avoidance of doubt, in respect of any other employees under the Bonus Bank Scheme);

(l)	any amounts due or accrued in connection with any restructuring project including any manufacturing rationalisations and management restructurings, excluding the equivalent of up to £888,000 related to the Sweden SG&A restructuring currently incurred in accounting code 651114 as at the Reference Balance Sheet Date;

(m)	any severance and related similar items or amounts due to terminated or former employees;

(n)	any amounts required to be expended on vacant or unused properties to the extent recorded as a liability in accordance with past practice consistently applied;

(o)	any amounts due in conjunction with financings or refinancings;

(p)	any incurred but unpaid asset acquisition or disposal costs, to the extent recorded as a liability in accordance with past practice consistently applied;

(q)	any liability in relation to any breach of the agreement entered into between Findus España S.L.U. or any other member of the Group and Grupo Empresarial Palacios Alimentacion, S.A.,

excluding, for the avoidance of doubt, all foreign exchange contracts, pension scheme liabilities and obligations including in respect of the ITP2 plan in Sweden (Industrin och handelns tilläggspension), hedging and currency protection, Intra Group Payables, Intra Group Trading Amounts and Excluded Items, in each case at the relevant time;

“Independent Accountants” means either:

(a)	Deloitte LLP or another independent firm of chartered accountants of international repute agreed by the Seller and the Buyer not being the auditors of the Buyer, the Seller or any member of the Group; or

(b)	in default of agreement as to the identity of that independent firm within five Business Days of either party notifying the other of its wish to appoint an independent firm, a specific member of an independent firm of chartered accountants to be nominated on the application of either party by the President for the time being of the Institute of Chartered Accountants in England and Wales;

“Initial Cash Consideration” means £400,000,000;

“Initial Consideration” means together, the Initial Cash Consideration and the Consideration Shares;

“Initial Escrow Value” the aggregate of €94,000,000 and the Environmental Indemnity Amount;

“Insolvency Event” means, in relation to any member of the Group, the Seller or a Third Party, as the case may be:

(a)	the passing of a resolution by way of company voluntary arrangement (in accordance with and within the meaning of Part I Insolvency Act 1986) or scheme of arrangement (under Part 26 Companies Act), or the making of any order by a Relevant Authority, for its winding up or administration;

(b)	the making of an administration order by the court or the giving by it or its officers of a notice of intention to appoint an administrator;

(c)	a provisional liquidator, liquidator, administrative receiver or other receiver, administrator, trustee or other similar officer taking possession of, or being appointed over, or an encumbrancer taking possession of, the whole or a material part of its property;

(d)	the appointment of a receiver by the court over the whole or a material part of its property;

(e)	it making a proposal for, or entering into, a company voluntary arrangement (in accordance with and within the meaning of Part I Insolvency Act 1986) or it entering into a scheme of arrangement (under Part 26 Companies Act);

(f)	it filing with the court any documents as specified in Schedule A1 Insolvency Act 1986 with a view to it obtaining a moratorium pending its making proposals for a company voluntary arrangement;

(g)	it making any application to strike it off the register pursuant to s1003 Companies Act;

(h)	default under any loan, mortgage, indenture or instrument (excluding trade payables) under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by any member of the Group (or the payment of which is guaranteed by any member of the Group) other than indebtedness owed to a member of the Group or the Seller’s Group, whether such Indebtedness is created before, on or after the Binding Offer Date, if that default:

(i)	is caused by a failure to pay principal of such Indebtedness, immediately upon the expiration of the grace period provided in such Indebtedness (“Payment Default”); or

(ii)	results in the acceleration of such Indebtedness prior to its stated maturity,

and in each case the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates EUR 5 million or more; or

(i)	any procedure or step which is analogous to those stated in paragraphs (a) to (h) being taken in any jurisdiction other than England and Wales;

“Insolvent Third Party” means a Third Party in relation to whom an Insolvency Event has occurred within the 18 month period ending on the Notification Date;

“Insurance Policies” means all current insurance policies in respect of which any member of the Group is covered with an annual premium of £10,000 or more (including any active historic policies which provide cover on a losses occurring basis) excluding any automobile or health insurance policies and “Insurance Policy” means any one of them;

“Intellectual Property” means:

(a)	patents, trade marks, service marks, registered designs, applications and rights to apply for any of those rights, trade, business and company names, internet domain names and e-mail addresses, unregistered trade marks and service marks, rights in get-up, rights to goodwill associated with marks or logos or to sue for passing-off (or for unfair competition), copyrights and related rights, database rights, rights in software, trade secrets, know-how, utility models, topography rights, rights in designs and inventions; and

(b)	rights, whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights of the same or similar nature or effect as or to those in paragraph (a) which now, or in the future, may subsist, anywhere in the world;

“Interim Period” means the period from the Binding Offer Date to Completion;

“Intra Group Agreements” means any agreement, arrangement, whether written or unwritten, express or implied, including any service agreements, licences, distribution agreements, co-packing agreements which exist at Completion between on the one hand any one or more members of the Group and on the other hand, any one or more members of the Seller’s Group (excluding the TSA, the Continuing Commercial Agreements contemplated by Clause 13.2 and the licence of the Findus Brand granted under Clause 13.3 of this Agreement);

“Intra Group Payables” means, in respect of a member of the Group, the aggregate of the amounts owing from such member of the Group to members of the Seller’s Group at the relevant time, excluding Intra Group Trading Amounts;

“Intra Group Receivables” means in respect of a member of the Group, the aggregate of the amounts owing from members of the Seller’s Group to such member of the Group at the relevant time, excluding Intra Group Trading Amounts;

“Intra Group Trading Amounts” means in respect of a member of the Group, the aggregate of the amounts owed by or to such member of the Group in the ordinary and normal course of business including amounts owed in respect of salaries or other employee benefits, insurance (including health and motor insurance), pension or retirement benefit payments, management training and car rental payments paid or provided by or to any other member of the Group and goods or services supplied to any other member of the Group on standard terms to or by members of the Seller’s Group at the relevant time provided that, in each case, such amounts have been, in the 12 months prior to Completion, accounted for by the incurring entity in its normal working capital pattern;

“Investment Fund” means any person, trust or fund holding shares for investment purposes;

“Knowledge Persons” means each of James Hill (Findus Group CEO), Bill Showalter (Findus Group CFO), Karen Noakes (Head of Findus Group Financial Planning & Analysis), Henrik Hjalmarsson (CEO Findus Sweden), Jørn-Gunnar Jacobsen (CEO Findus Norway), Steven Libermann (CEO Findus Southern Europe), Jordi Fabregas Torrens (CEO Findus Spain) and Kai Mäkinen (CEO Findus Finland);

“Lock-up Deed” means the letter to Nomad Foods Limited from the Seller to be entered into at Completion, pursuant to which the Seller agrees certain restrictions related to the Consideration Shares and, after Completion and where appropriate, references to the Lock-up Deed shall mean that document as executed by the Seller;

“Long Stop Date” means 30 April 2016;

“Losses” means losses, damages, payments, costs, charges, expenses and/or other liabilities of any kind, including fees of all external legal advisers and their disbursements and out-of-pocket expenses and “Loss” shall be construed accordingly;

“Luxembourg GAAP” means Luxembourg generally accepted accounting principles and practices in effect from time to time;

“Material Adverse Change” means a material adverse change in the business, operations, assets, position (financial, trading or otherwise) or profits of the Group taken as a whole since the Binding Offer Date or any matter, event or circumstance that is reasonably likely to result in such a material adverse effect, being a change which causes (i) a reduction in turnover or EBITDA (calculated on a basis consistent with past practice and determined on the basis of constant currency as at the Reference Balance Sheet Date) of the Group of ten percent. or more compared with the turnover or EBITDA of the Group for the 12 month period ending on the Reference Balance Sheet Date or (ii) a reduction in tangible fixed assets of the Group (determined on the basis of constant currency as at the Reference Balance Sheet Date, and excluding depreciation of fixed assets in the ordinary course of business) of ten percent. or more compared with the net assets of the Group as at the Reference Balance Sheet Date, respectively, but excluding a matter, event or circumstance arising out of or resulting from any of (or any combination of):

(a)	events affecting the French, Spanish, Swedish, Norwegian, Finnish, German, Danish, Belgian or global economy or European, US or global capital markets or financial markets, in each case, generally, including changes in interest rates, exchange rates and commodity prices;

(b)	events that generally affect the industries in which the Group operates and the markets (including geographic and products segments) in which the Group conducts business;

(c)	acts of God, including earthquakes, adverse weather conditions or other natural catastrophes or epidemics or pandemics;

(d)	acts of war (whether declared or undeclared), sabotage, terrorism, military action, civil war, civil commotion, riots or any threat of, preparation for, or material escalation or worsening thereof;

(e)	political conditions generally in France, Spain, Sweden, Norway, Finland, Belgium or Europe;

(f)	changes or prospective changes in applicable laws, regulations, accounting standards or practices, or, in each case, the interpretation and enforcement thereof;

(g)	any matter, event, fact or circumstance to the extent disclosed, or deemed to be disclosed, in the Disclosure Letter in accordance with clause 8.5;

(h)	the announcement or performance of this Agreement or of the Transaction;

(i)	the Buyer’s acts or the acts of a member of the Buyer’s Group in relation to the information and consultation process of the Findus France Central Works Council, other than such acts occurring at the request or the direction of, or with the acquiescence or consent of, the Seller or another member of the Seller’s Group;

(j)	any act or omission of any member of the Seller’s Group or member of the Group, taken with the prior written consent of, or at the direction of a member of the Buyer’s Group;

(k)	any voluntary act of the Buyer or a member of the Buyer’s Group;

(l)	any impact arising from the disposal of assets or liquidation of any of the Dormant Subsidiaries;

(m)	any breach by the Buyer of the terms of this Agreement; or

(n)	any failure by the Group to meet any budgets, projections, forecasts, or predictions of financial performance for any period (but not, in each case, the underlying cause for such failure);

“Material Agreement” means those contracts to which a member of the Group is party and under which the Group currently does business with:

(a)	a Material Customer; or

(b)	a Material Supplier, provided that such contracts are of more than three months in duration;

“Material Customer” means:

(a)	the Group’s top customers by net sales in each Relevant Territory comprising, in aggregate, in excess of 50 per cent. of the Group’s net sales in such Relevant Territory for the nine month period ending on 27 June 2015 (up to a maximum of five customers per Relevant Territory); and

(b)	to the extent not captured by (a), the Group’s top five customers overall by net sales for the nine month period ending on 27 June 2015;

“Material Deliverables” means:

(a)	in respect of the Seller those actions or deliverables set out in paragraphs 1.1, 1.5, 1.8, 1.9, 1.10 of schedule 5; and

(b)	in respect of the Buyer those actions or deliverables set out in paragraph 2.1, 2.2 and 2.5(a) of schedule 5;

“Material Employee” means’ (a) an Employee whose base salary is £125,000 per annum or more (excluding any bonuses or other incentive payments) and (b) to the extent not captured by (a), the Managing Director and Finance Director in each Relevant Territory other than Germany or Denmark;

“Material Group Member” means any of the Company, Findus España SLU, Findus Manufacturing Spain SLU, Findus France SAS, Findus Finland Oy, Findus Norge AS and Frionor Sverige AB;”

“Material Relevant Authority” means any government, government department or governmental, supranational, federal, statutory, regulatory or governmental investigative body, authority, court, tribunal, stock exchange, or governmental institution in any jurisdiction;

“Material Supplier” means any supplier of the Group with which the Group made purchases totalling 10 per cent. or more of the Group’s total purchases in either of the Nordics Region or the Southern Europe Region for the nine month period ending on 27 June 2015 (up to a maximum of five suppliers for each such region);

“Material Warranties” means the Warranties set out in paragraphs 1, 2.1, 4, 5.1, 5.2, 10.1, 15.3 and 22.1 of schedule 6;

“Nomad Ordinary Shares” means ordinary shares of no par value in the capital of Nomad Foods Limited;

“Nominated Entity” has the meaning given in clause 6.2;

“Non-Fundamental Warranty Claim” means a Warranty Claim which is not a Fundamental Warranty Claim;

“Nordics Region” means Sweden, Norway, Finland and Denmark;

“Notice” means a notice, demand, request, statement, instrument, certificate or other communication given, delivered or made by either party to the other under, or in connection with, this Agreement;

“Notification Date” means in relation to any Claim, the date such Claim is notified to the Seller pursuant to schedule 7, paragraph 3;

“Notified Claim” a notification to the Seller by or on behalf of the Buyer:

(a)	on or before the second anniversary of Completion of a Claim (other than a Buyer Tax Claim or an Environmental Claim); or

(b)	on or before the Final Escrow Release Date of a Buyer Tax Claim or an Environmental Claim,

in each case in accordance with clause 4.5;

“Original Employees” means the employees of any member of the Group on the Binding Offer Date, other than those employed on a seasonal basis;

“Pension Schemes” means any defined benefit or defined contribution pension scheme operated by any member of the Group, including the ITP2 plan in Sweden (Industrin och handelns tilläggspension), the ITP1 plan in Sweden; the SAF-LO plan in Sweden, the defined benefit scheme in Norway, the defined benefit scheme in France, and the defined contribution schemes in Norway, Finland and Denmark but excluding, for the avoidance of doubt, any other pension arrangement sponsored or maintained by a governmental authority;

“Proceedings” means any proceedings, suit or action arising out of or in connection with this Agreement;

“Properties” means the freehold and/or leasehold properties, details of which are set out in schedule 11, and “Property” means an individual property;

“Recognised Investment Exchange” means any recognised investment exchange (as such term is defined in s285 Financial Services and Markets Act 2000, as amended) or an investment exchange that has been recognised by the UK Financial Conduct Authority as a designated investment exchange;

“Reference Balance Sheet” means the consolidated balance sheet for the Group as at the Reference Balance Sheet Date set out in part 4 of schedule 2;

“Reference Balance Sheet Date” means 23 May 2015;

“Reference Balance Sheet Mapping” means the categorisation of line items in the Reference Balance Sheet as Working Capital or Excluded Items as set out in the Reference Balance Sheet;

“Relevant Authority” means any government, government department or governmental, supranational, federal, statutory, regulatory or investigative body, authority, court, tribunal, stock exchange, professional association or institution in any jurisdiction;

“Relevant Competition Authority” means the Relevant Authorities in Spain, Austria or Germany with legal authority to issue a decision, order or injunction pursuant to anti-trust, competition, merger control or similar laws granting or refusing consent to all or part of the transaction(s) effected or contemplated by this Agreement, or, in the case of a referral pursuant to Article 22(1) EUMR, the European Commission;

“Relevant Person” means:

(a)	in relation to clause 11.1.1(d) or 11.1.2(d), a director or employee or manager of any member of the Group or a person who was a director, employee or manager of any member of the Group at any time during the twelve months prior to the Completion Date, in each case with a base salary in excess of £50,000; and

(b)	in relation to clause 11.2, a director, employee of any member of the Seller’s Group or a person who was a director or employee of any member of the Seller’s Group at any time during the twelve months prior to the Completion Date, in each case with a base salary in excess of £50,000 (excluding anyone notified in writing by a director of the Seller to the Buyer as not being a Relevant Person for the purposes of clause 11.2);

“Relevant Territory” means each of France, Spain, Belgium, Sweden, Norway, Finland, Denmark and Germany;

“Remedial Action” means:

(a)	investigating, sampling, monitoring, assessing, analysing, removing, remedying, cleaning up, making good, modifying, restoring, improving, abating, containing or ameliorating the presence in, or effect on, the Environment, the Properties or any other property of any Hazardous Substances or Waste, including the removal from any structure of Hazardous Substances or Waste incorporated into that structure (whether above or below ground, natural or man made and including all pipes and tanks); and

(b)	the obtaining of any expert technical and/or legal advice required in relation to any of the above;

“Representative” means in relation to any party, that party’s directors, secretaries, employees, advisers or providers of finance;

“Restricted Customer” means, in relation to any member of the Group, any person who bought from that member of the Group ten per cent or more of the total sales made by such member during the twelve month period prior to the Completion Date;

“Satisfaction Date” means the date (not being later than the Long Stop Date) on which the last of the Conditions to be satisfied or waived is so satisfied or waived;

“SEC” means the U.S. Securities and Exchange Commission;

“Second Escrow Release Date” means 1 January 2020;

“Seller’s Bank Account” means the bank account at Nordea, [omitted] (or such other account notified by the Seller to the Buyer at least five Business Days before the relevant due date for payment);

“Seller’s Group” means the Seller, its subsidiaries and subsidiary undertakings from time to time (but excluding, subject to clause 17.9, the Group) and any holding company of the Seller from time to time and all other subsidiaries and subsidiary undertakings of any such holding company from time to time and “member of the Seller’s Group” shall be construed accordingly;

“Seller’s Group Claims Incurred Insurance Policy” means a “claims incurred” insurance policy issued by a licensed insurer (for the avoidance of doubt, not being a member of the Seller’s Group) in the name of a member of the Seller’s Group, where a “claims incurred” insurance policy is one which does not limit claims thereunder only to claims made during the particular period covered by the relevant policy or layer (including any additional period of extended reporting related thereto) such that a claim in respect of an event or matter which occurred during the particular period covered by the relevant policy or layer may be brought by the insured following that period in accordance with (and subject to) the terms and conditions of that policy or layer;

“Seller’s Group Claims Made Insurance Policy” means a “claims made” insurance policy issued by a licensed insurer (for the avoidance of doubt, not being a member of the Seller’s Group) in the name of a member of the Seller’s Group, where a “claims made” insurance policy is one which limits claims thereunder only to claims made during the particular period covered by the relevant policy or layer (including any additional period of extended reporting related thereto);

“Seller’s Group Guarantees” means the surety bond given by LionGem Luxembourg 3 Sarl in relation to the Company’s credit insurances relating to pension commitments dated 14 April 2009 and a guarantee given by the Seller in respect of obligations of the Company to Peab FU Rorkulten dated 12 December 2013;

“Seller’s Group Insurance Policies” means insurance policies subscribed by a member of the Seller’s Group providing coverage to any member of the Group, their activities, employees or assets;

“Seller’s Lawyers” means Latham & Watkins of 99 Bishopsgate, London EC2M 3XF;

“Seller’s Original Group” means the Seller’s Group together with any subsidiary and subsidiary undertaking of the Seller as at the date of this Agreement and any holding company of the Seller as at the date of this Agreement and all other subsidiaries and subsidiary undertakings of any such holding company as at the date of this Agreement and “member of the Seller’s Original Group” shall be construed accordingly;

“Service Document” means a claim form, summons, order, judgment or other process relating to or in connection with any Proceedings;

“Shares” means all the issued shares in the capital of the Company, details of which are given in schedule 1, part 1;

“Southern Europe Region” means France, Spain and Belgium;

“Statement” means a representation, warranty, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise);

“Subsidiaries” means the companies, details of which are given in schedule 1, part 2 and any reference to a “Subsidiary” is a reference to any one of them;

“Swedish Directors” means the directors of the Company and of Frionor Sverige AB as at the Binding Offer Date;

“Target Completion Date” means, subject to clause 7.4, the first Business Day following the first of the dates set out below that falls three or more Business Days after the Satisfaction Date:

(a)	31 October 2015;

(b)	28 November 2015;

(c)	2 January 2016;

(d)	30 January 2016;

(e)	27 February 2016;

(f)	2 April 2016;

(g)	30 April 2016; and

(h)	28 May 2016;

“Target Working Capital Amount” means the aggregate of:

(a)	SEK 269,090,000;

(b)	DKK (8,610,000);

(c)	NOK 192,320,000,;

(d)	EUR (11,800,000);

(e)	THB 1,040,000;

(f)	CHF (10,000);

(g)	CZK 0; and

(h)	GBP (320,000)

(amounts in parenthesis shall be negative amounts) in each case, to be converted in accordance with clause 20, at the Effective Time.

“Tax” means any form of tax, levy, impost, duty, charge, contribution, deduction or withholding of any kind imposed, collected or assessed by, or payable to, a Tax Authority and all penalties, charges, surcharges, fines, costs and interest included in or relating to any of the foregoing or to any obligation in respect of any of the above (in all cases regardless of whether such taxes, penalties, charges, surcharges, fines, costs and interest are directly or primarily chargeable against, or attributable to, a member of the Group or any other person and regardless of whether a member of the Group has, or may have, any right of reimbursement against any other person);

“Tax Authority” means any government, state or municipality or any local, state, federal or other tax, fiscal, revenue, customs or excise authority, body or official in the United Kingdom or elsewhere;

“Tax Deed” means the deed of that name in the agreed form to be entered into between the Seller and the Buyer, and, after Completion and where appropriate, references to the Tax Deed shall mean that document as executed by the parties to it;

“Tax Statute” means all legislation, directives, orders and regulations in force or coming into force from time to time providing for or imposing Tax;

“TFEU” means the Treaty on the Functioning of the European Union, as amended;

“Third Escrow Release Date” means 1 January 2021;

“Third Parties Act” means the Contracts (Rights of Third Parties) Act 1999;

“Third Party” means any person other than:

(a)	the Buyer;

(b)	a member of the Buyer’s Group;

(c)	any person connected to the Buyer or a member of the Buyer’s Group; or

(d)	an insurer;

“Third Party Claim” has the meaning given to it in schedule 7, paragraph 8;

“Transaction” means the transaction contemplated by this Agreement;

“Transaction Documents” means this Agreement, the Disclosure Letter, the Completion Disclosure Letter, the Escrow Agreement, the Deed of Termination, the Lock-up Deed, the Tax Deed and the TSA;

“Transaction Information” has the meaning given to it in clause 17.3;

“Trapped Cash” means any cash located in Thailand or otherwise held by any Dormant Subsidiary and all other cash which as at the close of business on the Completion Date is not capable of being spent, distributed, loaned or released by a member of the Group from the jurisdiction in which it is situated without deduction or withholding or additional cost (other than the bank fees charged by the bank in the ordinary course when transferring funds), provided always that the element of any such cash which is considered Trapped Cash shall be limited to the amount of the relevant deduction, withholding or additional cost, or cash which is not accessible in the manner described above within a period of ten Business Days from the Completion Date, including any cash securing rent deposits or any other cash held as collateral in respect of obligations of any third party;

“TSA” means the transitional services agreement to be negotiated by the Buyer and the Seller pursuant to clause 13, the key terms of which are set out in schedule 14;

“TXT Licence” has the meaning given in clause 10.4.1;

“UK Business” means the business carried on by members of the Seller’s Group in the United Kingdom, including the brand name “Young’s”;

“Unsatisfied Amounts Claimed” means at any date an amount equal to the aggregate of:

(a)	the whole or part of an Amount Claimed pursuant to a Notified Claim made before that date for which the Seller has accepted liability or for which it has been Finally Determined the Seller is liable but which liability has not in either case been satisfied by payment out of the Escrow Account or otherwise; and

(b)	any remaining Amount Claimed pursuant to a Notified Claim made before that date which the Buyer has not withdrawn and for which the Seller has not accepted liability and in respect of which it shall not have been Finally Determined whether or not the Seller is liable;

“Valladolid Indemnity Amount” has the meaning given in paragraph 3.3.1 of schedule 9;

“Valladolid Matter” has the meaning given in paragraph 1.1 of schedule 9;

“VAT” means value added taxes, sales taxes, consumption taxes and other similar turnover taxes;

“Warranties” means the warranties given in clause 8 and in schedule 6 and “Warranty” shall be construed accordingly;

“Warranty Claim” means a claim by the Buyer under, or pursuant to, the provisions of clauses 8.1 or 8.2;

“Waste” means any waste as defined under Environmental Laws and otherwise anything which is disposed of, spoiled, abandoned, unwanted or surplus, irrespective of whether it is capable of being recovered or recycled or has any value; and

“Working Capital” means the aggregate value, at the relevant time, of those line items identified by inclusion in the column “Working Capital” in the Reference Balance Sheet Mapping, excluding, for the avoidance of doubt, Intra Group Receivables, Intra Group Payables, Cash, Indebtedness and Excluded Items, in each case at the relevant time.

1.2	Contents page and headings

In this Agreement the contents page and headings are included for convenience only and do not affect the interpretation or construction of this Agreement.

1.3	Clauses and schedules

In this Agreement:

1.3.1	the Introduction and schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement and any reference to this Agreement shall include the Introduction and the schedules;

1.3.2	any reference to the Introduction is a reference to the statements about the background to this Agreement made under the heading “Introduction” above; and

1.3.3	any reference to a clause or schedule is a reference to a clause of, or schedule to, this Agreement and any reference in a schedule to a part or paragraph is to a part or paragraph of that schedule.

1.4	Meaning of references

In this Agreement any reference to:

1.4.1	a company is to any company, corporation or other body corporate wherever and however incorporated or established;

1.4.2	any English statutory provision or English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or other legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English statutory provision or English legal term;

1.4.3	the masculine, feminine or neuter gender includes the other genders and any reference to the singular includes the plural (and vice versa);

1.4.4	including means “including without limitation”, in particular means “in particular but without limitation” and other general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

1.4.5	liability under, pursuant to or arising out of (or any analogous expression) any agreement, contract, deed or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, deed or other instrument;

1.4.6	regulation includes any regulation, rule, directive, request or guideline whether or not having the force of law of any government, government department or governmental, quasi-governmental, supranational, federal or statutory body, agency, department or regulatory, self-regulatory or other authority or organisation;

1.4.7	a document in the “agreed form” is a reference to a document in a form approved by, and for the purposes of identification initialled by or on behalf of, each party;

1.4.8	a person includes any individual, firm, company, government, state or agency of state or any joint venture, association, trust or partnership, works council or employee representative body (whether or not having a separate legal personality);

1.4.9	a statute or statutory provision includes any consolidation, re-enactment, modification or replacement of the same and any subordinate legislation in force under any of the same from time to time and, subject to the provisions of clause 8.2, except to the extent any consolidation, re-enactment, modification or replacement enacted after the Binding Offer Date would extend or increase the liability of any party to the others under this Agreement;

1.4.10	a time of the day is to London time and references to a day are to a period of 24 hours running from midnight to midnight; and

1.4.11	writing shall include any modes of reproducing words in a legible and non-transitory form provided that emails shall be deemed to be in writing for these purposes.

1.5	Meaning of parties

In this Agreement any reference to a party or the parties is to a party or the parties (as the case may be) to this Agreement and shall include any successors and permitted assignees of a party and, for the purposes of clause 22.1 only, parties shall be deemed to include, in the case of the Buyer, each other member of the Buyer’s Group and, in the case of the Seller, each other member of the Seller’s Group.

1.6	Connected persons

“Connected”, for the purposes of determining whether a person is connected with another person under this Agreement, shall be construed in accordance with s1122 Corporation Tax Act 2010.

1.7	Companies Act definitions

In this Agreement:

1.7.1	the words and expressions “accounting reference period”, “body corporate”, “parent undertaking” and “subsidiary undertaking” have the meanings given to them in the Companies Act; and

1.7.2	“subsidiary” and “holding company” have the meanings given to them in the Companies Act save that, for the purposes of s1159 Companies Act, a company shall be treated as a member of another company if:

(a)	any of its subsidiaries is a member of the subsidiary; or

(b)	any shares in that other company are held by a person acting on behalf of the company or any of its subsidiaries.

2.	AGREEMENT TO SELL AND PURCHASE

2.1	Sale and purchase

Subject to and on the terms set out in this Agreement, the Seller shall sell, with full title guarantee and free of any Encumbrance, and the Buyer shall purchase, free of any Encumbrance, the Shares at Completion together with all rights attaching or accruing to the Shares at or after Completion.

2.2	Waiver of pre-emption rights

The Seller shall procure that all rights of pre-emption over, or other rights to restrict the transfer of, the Shares, conferred either by the articles of association of the Company or in any other way, are irrevocably waived no later than Completion so as to permit the sale and purchase of the Shares pursuant to, and in accordance with, this Agreement.

3.	PURCHASE PRICE

3.1	Consideration

The total price for the Shares shall be the Initial Consideration as adjusted pursuant to clause 3 (the “Consideration”).

3.2	Adjustment to Consideration

The Initial Cash Consideration shall be adjusted as follows:

3.2.1	there shall be added an amount, if any, by which the Actual Working Capital Amount exceeds the Target Working Capital Amount;

3.2.2	there shall be deducted an amount, if any, by which the Target Working Capital Amount exceeds the Actual Working Capital Amount;

3.2.3	there shall be added an amount, if any, by which the Actual Net Debt Amount is less than zero;

3.2.4	there shall be deducted an amount, if any, by which the Actual Net Debt Amount exceeds zero;

3.2.5	there shall be added an amount, if any, by which the Actual Intra Group Receivables exceed zero; and

3.2.6	there shall be deducted an amount, if any, by which the Actual Intra Group Payables exceed zero.

3.3	Delivery of estimates

No later than three Business Days prior to the Target Completion Date, the Seller shall deliver to the Buyer a statement setting out:

3.3.1	the Estimated Net Debt Amount;

3.3.2	the Estimated Working Capital Amount;

3.3.3	the Estimated Intra Group Receivables;

3.3.4	the Estimated Intra Group Payables; and

3.3.5	the Estimated Cash Consideration.

3.4	Payments at Completion

At Completion, the Buyer shall on account of the Consideration:

3.4.1	pay to the Seller an amount (the “Estimated Cash Consideration”) equal to:

(a)	the Initial Cash Consideration;

(b)	if the Estimated Working Capital Amount:

(i)	exceeds the Target Working Capital Amount, plus an amount equal to such excess; or

(ii)	is less that the Target Working Capital Amount, minus an amount equal to such shortfall; and

(c)	if the Estimated Net Debt Amount:

(i)	is less than zero, plus an amount equal to such shortfall;

(ii)	is more than zero, minus an amount equal to such excess;

(d)	minus the Estimated Intra Group Payables; and

(e)	plus the Estimated Intra Group Receivables

and

3.4.2	procure that the Consideration Shares are allotted and issued to the Seller (subject to clause 4).

3.5	Preparation of Completion Accounts

The parties shall comply with the requirements set out in schedule 2 in relation to the preparation of the Completion Accounts.

3.6	Adjustment of Initial Consideration

3.6.1	If the Actual Working Capital Amount:

(a)	exceeds the Estimated Working Capital Amount the Buyer shall pay to the Seller an amount equal to such excess; or

(b)	is less than the Estimated Working Capital Amount, the Seller shall pay to the Buyer an amount equal to such shortfall,

in either case in accordance with the provisions of clause 3.7.

3.6.2	If the Actual Net Debt Amount:

(a)	exceeds the Estimated Net Debt Amount, the Seller shall pay to the Buyer an amount equal to such excess; or

(b)	is less than the Estimated Net Debt Amount, the Buyer shall pay to the Seller an amount equal to such shortfall,

in either case in accordance with the provisions of clause 3.7.

3.7	Settlement of adjustment amounts

3.7.1	Payments made by the Buyer and the Seller pursuant to clauses 3.6 and 3.8 shall be made within 5 (five) Business Days of the Determination Date, together with an amount equal to the interest payable on such sum calculated on a daily basis at the rate which is 2% above the base lending rate of HSBC Bank plc from time to time in effect during the period from (and including) the Completion Date to (but excluding) the date of payment.

3.7.2	The amounts (if any) payable pursuant to clauses 3.6 and 3.8 shall, unless otherwise agreed by the parties, be set off against each other so that only any balance payable shall be paid on any date on which a payment is to be made pursuant to clauses 3.6 and 3.8.

3.8	Intra Group Amounts

3.8.1	On Completion:

(a)	the Seller shall procure that the Estimated Intra Group Receivables are repaid by the relevant member(s) of the Seller’s Group to the relevant member(s) of the Group; and

(b)	the Buyer shall procure that the Estimated Intra Group Payables are repaid by the relevant member(s) of the Group to the relevant member(s) of the Seller’s Group.

3.8.2	If any amount forming part of the Actual Intra Group Payables exceeds the amount estimated in respect thereof in the Estimated Intra Group Payables or if any amount forming part of the Actual Intra Group Receivables is less than the amount estimated in respect thereof in the Estimated Intra Group Receivables, the Buyer shall procure that the amount of the difference in each case is paid by the relevant member(s) of the Group to the member(s) of the Seller’s Group against payments by the Seller to the Buyer of an amount equal thereto, which payments shall be made in accordance with clause 3.7 and shall release all relevant members of the Seller’s Group from all sums so due.

3.8.3	If any amount forming part of the Actual Intra Group Receivables exceeds the amount estimated in respect thereof in the Estimated Intra Group Receivables, or if any amount forming part of the Actual Intra Group Payables is less than the amount estimated in respect thereof in the Estimated Intra Group Payables, the Seller shall procure that the amount of the difference in each case is paid to the relevant member(s) of the Group by the relevant member(s) of the Seller’s Group against payment by the Buyer to the Seller of an amount equal thereto, which payments shall be made in accordance with clause 3.7 and shall release all relevant members of the Group from all sums so due.

3.8.4	For the avoidance of doubt, if:

(a)	in relation to any individual amount included within the Estimated Intra Group Payables or the Estimated Intra Group Receivables there is no corresponding amount included within the Actual Intra Group Payables or Actual Intra Group Receivables respectively, there shall be deemed to be a corresponding actual amount of zero; and

(b)	in relation to any individual amount included within the Actual Intra Group Payables or Actual Intra Group Receivables, there is no corresponding amount included within the Estimated Intra Group Payables or Estimated Intra Group Receivables respectively, there shall be deemed to be a corresponding estimated amount of zero.

3.8.5	The Buyer and the Seller agree that, with effect from the date of this Agreement, all Intra Group Trading Amounts shall be settled in the ordinary course of business, in accordance with the terms on which such Intra Group Trading Amounts were incurred but in any event within three months of the Completion Date.

3.9	Receipt

3.9.1	Payment into:

(a)	the Seller’s Bank Account of any monies to be paid to the Seller by the Buyer under this Agreement; and

(b)	the Buyer’s Bank Account of any monies to be paid to the Buyer by the Seller under this Agreement,

shall in each case be accepted as a full and complete discharge of the relevant obligation.

3.9.2	Receipt by:

(a)	the Seller’s Lawyers of any documents to be delivered to the Seller by the Buyer under this Agreement; and

(b)	the Buyer’s Lawyers of any documents to be delivered to the Buyer by the Seller under this Agreement,

shall in each case be accepted as a full and complete discharge of the relevant obligation.

3.10	Payment pursuant to Claim

If any payment (including, for the avoidance of doubt, the transfer of Escrow Shares as contemplated by this Agreement and the Escrow Agreement) is made by the Seller to the Buyer pursuant to a Claim made by the Buyer, the payment shall, so far as possible, be made by way of reduction of the Consideration and the Consideration shall accordingly be deemed to have been reduced by the amount of that payment.

4.	ESCROW ACCOUNT

4.1	Payment into Escrow Account

The Escrow Shares shall upon Completion be delivered by the Guarantor to the Escrow Agent and deposited into the Escrow Account in accordance with the Escrow Agreement and paragraph 2.2 of schedule 5.

4.2	Operation in accordance with Escrow Agreement

The Escrow Agent shall hold the Escrow Shares and the Escrow Cash Funds (if any) in accordance with the Escrow Agreement.

4.3	Parties to give proper written instructions

The Seller and the Buyer agree that upon either or both of them becoming entitled in accordance with this Agreement to make a transfer of any Escrow Shares or payment of any Escrow Cash Funds from the Escrow Account they each shall within five Business Days after the date the entitlement arises give joint written instructions to the Escrow Agent to transfer such Escrow Shares or make such payment in accordance with the terms of this Agreement.

4.4	No transfers of Escrow Shares

4.4.1	The Seller shall not assign, lend, pledge or otherwise create any Encumbrance over the Escrow Shares save as permitted under this Agreement and the Escrow Agreement.

4.4.2	No transfer of Escrow Shares or Escrow Cash Funds shall be made save as expressly permitted under this Agreement and the Escrow Agreement.

4.5	Use of Escrow Shares

Subject to clause 4.1.2, in the event of a Notified Claim, provided there are Escrow Shares deposited with the Escrow Agent or Escrow Cash Funds standing to the credit of the Escrow Account:

4.5.1	the Buyer shall give to the Seller notice of the Notified Claim in the manner and within the time limits set out in paragraph 3 of schedule 7 or as set out in the Tax Deed (as the case may be);

4.5.2	within 20 Business Days after receipt of the Notified Claim the Seller shall give the Buyer notice stating:

(a)	whether or not it accepts liability for the Notified Claim; and

(b)	if it does, whether or not it accepts the Amount Claimed and if it does not accept the Amount Claimed the part of the Amount Claimed it does accept;

4.5.3	if the Seller fails to give notice in accordance with clause 4.5.2 the Amount Claimed shall be satisfied by the transfer of Escrow Cash Funds or Escrow Shares to the Buyer (or its nominee) in accordance with clause 4.5.6;

4.5.4	if the Seller accepts liability in respect of a Notified Claim and accepts the whole or part of the Amount Claimed, the parties shall procure that the Amount Claimed or (as appropriate) that part of the Amount Claimed which is accepted (a “Settled Amount”) shall be satisfied by the transfer of Escrow Cash Funds or Escrow Shares to the Buyer in accordance with clause 4.5.6;

4.5.5	if it is Finally Determined that the Seller is liable in whole or in part in respect of an Amount Claimed the amount for which it is Finally Determined that the Seller is liable (less any amount previously paid or which is awaiting payment pending instruction) under clause 4.5.4 above in respect of the relevant Notified Claim) (a “Settled Amount”) shall be satisfied by the transfer of Escrow Cash Funds, Escrow Shares and/or cash to the Buyer in accordance with clause 4.5.6;

4.5.6	payment of any Settled Amount under clauses 4.5.3, 4.5.4 or 4.5.5 shall be satisfied in the following order:

(a)	if and to the extent that the Seller has indicated that it wishes to pay the Settled Amount, or any part of the Settled Amount, in cash, by the Seller in cash;

(b)	if and to the extent there are Escrow Cash Funds to the credit of the Escrow Account, from such Escrow Cash Funds;

(c)	any shortfall, after having applied clause 4.5.6(a) and (b) shall, to the extent the Escrow Shares are Freely Transferable, be satisfied in cash;

(d)	any shortfall, after having applied clause 4.5.6(a) and (b) shall, to the extent the Escrow Shares are not Freely Transferable, be satisfied by transfer of the Escrow Shares to such person as is nominated by the Buyer by notice in writing.

4.5.7	the Buyer will use all reasonable endeavours to cooperate with the Seller and the Escrow Agent to effect any transfer of Escrow Shares to satisfy the Seller’s obligations under this clause 4 and the Seller shall have no additional liability if:

(a)	despite giving notice to the Escrow Agent in accordance with clause 4.3, such Escrow Shares are not able to be transferred; or

(b)	the Buyer fails to nominate a transferee to which the Escrow Shares are to be transferred;

4.5.8	on the Environmental Escrow Release Date the parties shall give irrevocable instruction to the Escrow Agent in accordance with clause 4.3 to transfer to the Seller (or such person as is nominated by the Seller) from the Escrow Account such number of Escrow Shares deposited in the Escrow Account pursuant to paragraphs 3.3.2(a) and 3.5.1 of schedule 9 as remain in the Escrow Account at that time, less any Unsatisfied Amounts Claimed in respect of any Environmental Indemnity Claim;

4.5.9	on the First Escrow Release Date the parties shall give irrevocable instruction to the Escrow Agent in accordance with clause 4.3 to transfer to the Seller (or such person as is nominated by the Seller) from the Escrow Account the Escrow Shares and Escrow Cash Funds (if any) remaining in the Escrow Account at that time less such number of Escrow Shares (valued in accordance with clause 4.6) and such amount of Escrow Cash Funds (if any), remaining in the Escrow Account, as in aggregate equals:

(a)	the Escrow Shares deposited pursuant to paragraphs 3.3.2(a) and 3.5.1 of schedule 9 which remain in the Escrow Account at the First Escrow Release Date; plus

(b)	€30 million; plus

(c)	any Unsatisfied Amounts Claimed (other than in respect of an Environmental Indemnity Claim),

(provided that, if the sum of (a), (b) and (c) is more than the value of the Escrow Shares and Escrow Cash Funds remaining in the Escrow Account, no amounts shall be released);

4.5.10	on the Second Escrow Release Date the parties shall give irrevocable instruction to the Escrow Agent in accordance with clause 4.3 to transfer to the Seller (or such person as is nominated by the Seller) from the Escrow Account the Escrow Shares and Escrow Cash Funds (if any) remaining in the Escrow Account at that time less such number of Escrow Shares (valued in accordance with clause 4.6) and such amount of Escrow Cash Funds (if any) as in aggregate equals:

(a)	€12 million; plus

(b)	any Unsatisfied Amounts Claimed,

(provided that, if the sum of (a) and (b) is more than the value of the Escrow Shares and Escrow Cash Funds remaining in the Escrow Account, no amounts shall be released);

4.5.11	on the Third Escrow Release Date the parties shall give irrevocable instruction to the Escrow Agent in accordance with clause 4.3 to transfer to the Seller (or such person as is nominated by the Seller) from the Escrow Account the Escrow Shares and Escrow Cash Funds (if any) remaining in the Escrow Account at that time less such number of Escrow Shares (valued in accordance with clause 4.6) and such amount of Escrow Cash Funds (if any) as in aggregate equals:

(a)	€7 million; plus

(b)	any Unsatisfied Amounts Claimed,

(provided that, if the sum of (a) and (b) is more than the value of the Escrow Shares and Escrow Cash Funds remaining in the Escrow Account, no amounts shall be released);

4.5.12	on the Final Escrow Release Date the parties shall give irrevocable instruction to the Escrow Agent in accordance with clause 4.3 to transfer to the Seller from the Escrow Account the Escrow Shares and Escrow Cash Funds (if any) remaining in the Escrow Account at that time less such number of Escrow Shares (valued in accordance with clause 4.6) and such amount of Escrow Cash Funds (if any) as in aggregate equals any Unsatisfied Amounts Claimed.

4.5.13	if at any time after the Final Escrow Release Date the value of the Escrow Shares (as valued in accordance with clause 4.6) or Escrow Cash Funds (if any) exceeds the Unsatisfied Amounts Claimed the excess shall be transferred to the Seller from the Escrow Account and the parties shall give irrevocable instruction to the Escrow Agent in accordance with clause 4.3.

4.6	Valuation of Escrow Shares

In the event the Buyer wishes to use the Escrow Shares to satisfy a Notified Claim (or where the Escrow Shares otherwise require to be valued under this Agreement and this Clause 4.6 is stated to apply to such valuation), the value of any Escrow Shares released from or retained in the Escrow Account shall be determined based upon the volume weighted average price of a Nomad Ordinary Share over the five Business Days prior to the date of release or valuation.

4.7	Withdrawal

4.7.1	The Seller shall have the right, subject to the Lock-up Deed, at any time to withdraw some or all of the Escrow Shares provided that the Seller shall be required to deposit into the Escrow Account on the date of any such withdrawal an amount per Escrow Share equal to the volume weighted average price of a Nomad Ordinary Share over the five Business Days prior to the date of withdrawal.

4.7.2	If the Seller makes an election pursuant to clause 4.5.6(a) to pay all or part of any Settled Amount in cash, or if a Settled Amount is to be satisfied in the manner set out in 4.5.6(c), then, subject to the Lock-up Deed, the Seller may withdraw such number of Escrow Shares as are of equal value (rounding up the nearest whole share) to the value of the Settled Amount or part of the Settled Amount that is paid in cash, calculated on the basis of an amount per Escrow Share equal to the volume weighted average price of a Nomad Ordinary Share over the five Business Days prior to the date of withdrawal.

4.7.3	The Seller shall have the right, subject to the Lock-up Deed, once during any six month period by notice in writing to the Buyer, (the date of such notice being the “Mark to Market Date”) to withdraw from the Escrow Account such number of Escrow Shares as is equal to the Escrow Excess (as defined below) if the aggregate of:

(a)	the product of (X) the number of Escrow Shares then in the Escrow Account and (Y) the volume weighted average price of a Nomad Ordinary Share over the 30 days prior to the relevant Mark to Market Date; plus

(b)	the Escrow Cash Funds in the Escrow Account,

(the “Mark to Market Value”) exceeds by 15 per cent or more:

(a)	the Initial Escrow Value, where such Mark to Market Date is prior to the First Escrow Release Date;

(b)	the aggregate of the sums referred to in limbs (a) to (c) of clause 4.5.9, where such Mark to Market Date is on or after the First Escrow Release Date, but before the Second Escrow Release Date;

(c)	the aggregate of the sums referred to in limbs (a) and (b) of clause 4.5.10, where such Mark to Market Date is on or after the Second Escrow Release Date, but before the Third Escrow Release Date;

(d)	the aggregate of the sums referred to in limbs (a) and (b) of clause 4.5.11, where such Mark to Market Date is on or after the Third Escrow Release Date,

the amount of any such excess being the “Escrow Excess”.

4.7.4	The Seller shall have the right, subject to the Lock-up Deed, to withdraw all of the Escrow Shares in order to participate in any sale to any person or group of persons acting in concert (as defined in the City Code on Takeovers and Mergers) of a majority of the Nomad Ordinary Shares (a “Nomad Sale”), provided that promptly upon receipt of any consideration payable to the Seller in connection with the Nomad Sale, the Seller shall deposit into the Escrow Account such amount of the consideration received (whether in the form of shares, cash, loan notes or other securities) as is equal to:

(a)	the Initial Escrow Value, where the Nomad Sale takes place prior to the First Escrow Release Date;

(b)	the aggregate of the sums referred to in limbs (a) to (c) of clause 4.5.9, where the Nomad Sale takes place on or after the First Escrow Release Date, but before the Second Escrow Release Date;

(c)	the aggregate of the sums referred to in limbs (a) and (b) of clause 4.5.10, where the Nomad Sale takes place on or after the Second Escrow Release Date, but before the Third Escrow Release Date;

(d)	the aggregate of the sums referred to in limbs (a) and (b) of clause 4.5.11, where the Nomad Sale takes place on or after the Third Escrow Release Date, but before the Final Escrow Release Date; or

(e)	the Unsatisfied Amounts Claimed (for the avoidance of doubt being no more than the Unsatisfied Amounts Claimed as at the Final Escrow Release Date), where the Nomad Sale takes place on or after the Final Escrow Release Date.

4.8	Amounts paid on account and recourse

4.8.1	To the extent that a transfer to the Buyer (or its nominee) of Escrow Shares, cash or Escrow Cash Funds in respect of a Notified Claim is less than the Amount Claimed, it shall be a payment on account of the amount agreed or finally decided to be payable in respect of such Notified Claim.

4.8.2	Subject to clause 4.5.6(a), for as long as there are Escrow Shares deposited with the Escrow Agent or Escrow Cash Funds standing to the credit of the Escrow Account, the Buyer’s first recourse in respect of any Claim shall be against the Escrow Shares and the Escrow Cash Funds in the manner set out in this clause 4.

4.8.3	The Buyer’s sole recourse in respect of any Environmental Indemnity Claim shall be against the Escrow Shares and Escrow Cash Funds in the manner set out in this clause 4 and schedule 9.

4.9	No limit or restriction for the purposes of this Agreement

Other than as set out in clause 9.4.1 or schedule 7, neither the amount of the Escrow nor the other provisions of this clause 4 shall be regarded as imposing:

(a)	any limit on the amount that may be claimed under this Agreement; nor

(b)	any restriction on the Buyer insofar as there remain unsatisfied liabilities in relation to any Claim once the Escrow Shares and Escrow Cash Funds have been exhausted.

4.10	Listing of Consideration Shares

The Buyer shall as soon as reasonably practicable following Completion procure that the Consideration Shares are:

(a)	listed on the Official List of the United Kingdom Financial Conduct Authority and admitted to trading on the Main Market of the London Stock Exchange; or

(b)	listed on the New York Stock Exchange or the Nasdaq Global Market,

provided that the Buyer shall not be liable to the Seller for any delay in such listings if and to the extent the delay is caused by the Seller’s failure to deliver any required information (financial or otherwise) in connection with such listing.

4.11	Escrow Agent

4.11.1	The Buyer and Seller shall co-operate in good faith to identify a third party escrow agent to act as Escrow Agent and to agree the terms of the Escrow Agreement under English law and subject to the jurisdiction of the English Courts with such Escrow Agent as soon as reasonably practicable after the Binding Offer Date, provided however that if the Buyer and the Seller have not agreed on the identity of an Escrow Agent and the terms of an Escrow Agreement within one month of the Binding Offer Date, the identity of the Escrow Agent and the terms of the Escrow Agreement may be unilaterally approved by either party, acting reasonably, provided that the Escrow Agreement:

(a)	shall be consistent with the provisions of this clause 4;

(b)	shall provide that no Escrow Shares or Escrow Cash Funds may be released from the Escrow Account except on the basis of a written instruction signed by both Buyer and Seller or by an order carrying the force of law;

(c)	the governing law of the Escrow Agreement shall be New York law, and the exclusive jurisdiction for any disputes under the Escrow Agreement shall be that of the courts of New York.

4.11.2	Notwithstanding anything to the contrary in the Escrow Agreement, but subject to clause 4.11.3, the Buyer and the Seller agree:

(a)	that they shall each be liable for 50 per cent. of all fees, costs and expenses payable under the Escrow Agreement;

(b)	in respect of any other liability under the Escrow Agreement of the Buyer and/or Seller, each party shall be liable to the extent that their actions or omissions have caused such liability; and

(c)	if either of the Buyer or Seller (the “Paying Party”) pays an amount under the Escrow Agreement for which the other (the “Liable Party”) is liable pursuant this clause 4.11.2, then the Liable Party shall within 5 Business Days of the demand of the Paying Party, pay to the Paying Party the full amount of any such payment.

4.11.3	The parties agree that any interest which accrues on the Escrow Cash Funds shall not itself form part of the Escrow Cash Funds and shall be for the account of, and paid to, the Seller in accordance with the Escrow Agreement. Any negative interest payable on the Escrow Cash Funds shall be paid by the Seller in accordance with the Escrow Agreement.

5.	CONDITIONS

5.1	Conditions

Completion is conditional on the Conditions being satisfied or waived (such waiver to be in accordance with clause 5.4) on or before noon on the Long Stop Date.

5.2	Satisfaction of Conditions—general

5.2.1	The Buyer shall use its best endeavours (so far as lies within its powers) to procure the satisfaction of the Competition Condition as soon as reasonably practicable after the date of this Agreement.

5.2.2	The Seller and the Buyer shall co-operate fully in all actions necessary to procure the satisfaction of the Conditions including:

(a)	the Seller providing the Buyer (or, where the relevant information or documents is or are competitively sensitive, the Buyer’s external legal advisers) on a timely basis with such information belonging to the Seller’s Group or to which the Seller has access and is permitted to disclose as the Buyer reasonably requests to make any notification or filing to, or to respond to any information request from, any Relevant Competition Authority;

(b)	keeping each other promptly informed of the progress of any such notification or filing; and

(c)	providing each other with such assistance as may reasonably be required.

5.2.3	The parties agree that no own initiative filings shall be made with any Relevant Authority in relation to the Transaction other than to the Relevant Authority in each of Spain, Austria and Germany and, in the case of a referral request pursuant to Article 22(1) EUMR being accepted by the European Commission, any filing required pursuant to such referral.

5.2.4	As may be requested or desirable in order to satisfy the Competition Condition at the first stage of review, the Buyer shall, at its own cost, offer (and not withdraw) such undertakings in relation to the Group and its operations to the Relevant Competition Authority as may be necessary to secure satisfaction of the Competition Condition at the first stage of review, provided that the Buyer shall not be obliged to offer or give:

(a)	any undertaking in relation to the Buyer’s Group (for the avoidance of doubt excluding the Group); or

(b)	any undertaking in relation to the Group to the extent that such undertaking would have a material adverse effect on the business of the Group.

5.3	Satisfaction of Conditions—specific

Notwithstanding the obligations in, and the generality of, clause 5.2, in respect of the Competition Condition:

5.3.1	co-operation on the part of the Seller shall include attending (if so requested by the Buyer) and, if appropriate, requesting (but only if so directed by the Buyer) a hearing with any Relevant Competition Authority (withdrawing from any hearing attended by the Buyer as and when matters which are commercially sensitive to the Buyer arise which shall include reasons for the sale and purchase of the Shares) provided that if any commercially sensitive information is to be provided by the Seller, the Buyer will withdraw from such hearing;

5.3.2	the Buyer shall:

(a)	make all appropriate submissions, notifications and filings required in connection with the Competition Condition, in consultation with the Seller, as soon as reasonably practicable after the Binding Offer Date and, in any event make the filings pursuant to the German and Austrian Antitrust Acts within five Business Days of the Binding Offer Date and commence pre notification with the Spanish Relevant Competition Authority within five Business Days after the Binding Offer Date;

(b)	provide information which is reasonably requested or required by any Relevant Competition Authority as soon as reasonably practicable;

(c)	consult with, and take account of the views of the Seller as to the mode, content and timing of all material communications (whether made orally or in writing) with any Relevant Competition Authority giving the Seller a reasonable opportunity to comment on drafts of such communications and to participate in telephone calls and meetings with any such Authority (save to the extent that such Relevant Competition Authority expressly requests that the Seller should not participate in such meetings or telephone calls); and

(d)	provide the Seller with copies of all such communications, without delay, to the extent only that to do so is reasonably practicable and would not entail the disclosure of commercially sensitive information; and

5.3.3	the fees or costs payable to any Relevant Competition Authority in relation to the filings or notifications shall be borne by the Buyer.

5.4	Waiver

5.4.1	The Buyer may waive the Carve-out Accounts Condition (in whole or in part) at any time before satisfaction thereof by notice in writing to the Seller, and such waiver may be subject to such terms and conditions as the Buyer may specify.

5.4.2	The Buyer and the Seller jointly may waive the Competition Condition at any time before satisfaction thereof, such waiver to be in writing signed on behalf of both the Buyer and the Seller.

5.5	Notification to other party

5.5.1	Upon either party becoming aware:

(a)	of any Condition being satisfied; or

(b)	of a matter, event or circumstance which will, or might, prevent a Condition from being satisfied on or before the Long Stop Date,

that party shall immediately notify the other party of that fact in writing and shall supply to the other party written evidence (if available) of the satisfaction of that Condition or a written explanation as to why that Condition has, or may have, become incapable of satisfaction or why its satisfaction is, or might be, delayed.

5.5.2	Where a notification has been made pursuant to clause 5.5.1(b), the party making such notification shall continue to keep the other party promptly informed of any and all further matters, events or circumstances as they arise or become known relating to the satisfaction of the relevant Condition.

5.6	If Conditions not satisfied or waived

5.6.1	Subject to clause 5.6.2, in the event of any Condition not being satisfied or waived (such waiver to be in accordance with clause 5.4) prior to the Long Stop Date, this Agreement shall automatically terminate whereupon the provisions of clause 9.2 shall apply.

5.6.2	The parties may mutually agree to extend the Long Stop Date whereupon the provisions of this Agreement shall apply as if such later date is the Long Stop Date.

5.6.3	If any Relevant Competition Authority institutes a Phase 2 or second stage investigation process under the Antitrust Acts which is reasonably likely to prevent a Condition from being satisfied on or before the Long Stop Date, either the Buyer or Seller may, by written notice to the other parties, elect to terminate this Agreement without liability on its part whereupon the provisions of clause 9.2 shall apply.

6.	CONDUCT PENDING COMPLETION

6.1	Provisions regarding conduct pending Completion

6.1.1	Between the Binding Offer Date and the earlier of Completion or termination of this Agreement, the Seller shall comply, and shall procure that each member of the Group shall comply, with schedule 4.

6.1.2	The Buyer and Seller each agree to co-operate and to use reasonable endeavours in order to obtain, during the period between the Binding Offer Date and Completion, consents to the Transaction from the counterparties to the Consent Contracts.

6.1.3	No later than three Business Days prior to the Target Completion Date, the Seller shall deliver to the Buyer a draft (which shall be as complete as reasonably possible) of the Completion Disclosure Letter.

6.2	Hedge Agreements

6.2.1	The parties will use their respective reasonable endeavours to procure that the Hedge Agreements are novated from Findus Treasury Limited to an entity nominated by the Buyer (“Nominated Entity”) with the novation to take effect from Completion. Without prejudice to the generality of the foregoing, reasonable endeavours shall include:

(a)	in the case of the Buyer:

(i)	using reasonable endeavours to offer to the counterparties to the Hedge Agreements commercially reasonable security for performance of any obligation of a member of the Buyer’s Group or, post Completion, the Group, pursuant to the Hedge Agreements, including the ability to draw down amounts from a credit facility available to the Group or Buyer’s Group following Completion; and

(ii)	negotiating in good faith with the counterparties to the Hedge Agreements, any amendments to the terms of the Hedge Agreements, including the terms of any ISDA master agreement and schedule required by such counterparty to the Hedge Agreement.

(b)	on the part of the Seller:

(i)	cooperating with the counterparties to the Hedge Agreements and the Buyer to effect such novation; and

(ii)	providing to the Buyer, such information as may be reasonably required to facilitate such novation.

6.2.2	If the parties have performed their obligations in accordance with clause 6.2.1 but no novation has taken place upon Completion, then:

(a)	the Seller may terminate the Hedge Agreements;

(b)	the agreements between Findus Treasury Limited and any member of the Group passing on the benefit or burden of a Hedge Agreement shall automatically terminate at the same time as the termination of the respective Hedge Agreement and any accrued rights, obligations and liabilities shall be waived by Findus Treasury Limited and, the parties shall procure, by each member of the Group and be dealt with solely by this clause 6.2;

(c)	if an amount is received by any member of the Seller’s Group from the counterparty to a Hedge Agreement, then the Seller shall pay to the Buyer the amount so received, less the reasonable third party expenses of recovering such amount, within 5 Business Days of receipt; and

(d)	if an amount is payable by the Seller to the counterparty to a Hedge Agreement, then the Buyer shall pay to the Seller the amount so payable at the same time as that amount is payable by the Seller to the counterparty.

6.3	Delivery of Carve-out Accounts

6.3.1	Pending Completion and for three months following Completion, subject to the Buyer’s performance of its obligations pursuant to clause 6.3.3 and 6.3.4, the Seller shall use its reasonable endeavours to deliver the Carve-out Accounts by the respective Carve-out Accounts Due Date.

6.3.2	The Seller and the Buyer shall co-operate fully in all actions necessary to ensure that the Carve-out Accounts are prepared in a timely fashion.

6.3.3	In respect of the third party costs and expenses incurred in connection with the preparation of the Carve-out Accounts:

(a)	the Buyer and the Seller shall each be responsible for 50 per cent. of such costs and expenses incurred in the period up to Completion; and

(b)	the Buyer shall be responsible for all such costs and expenses incurred following Completion.

6.3.4	The Buyer undertakes to indemnify, and to keep indemnified, within five Business Days of demand by the Seller, the Seller in respect of:

(a)	all third party costs and expenses in connection with the preparation of the Carve-out Accounts incurred after Completion and paid by a member of the Seller’s Group; and

(b)	(to the extent not included in the Completion Accounts as “Cash”), 50% of such third party costs and expenses in connection with the preparation of the Carve-out Accounts incurred before Completion and paid by a member of the Seller’s Group.

6.3.5	The Seller undertakes to indemnify, and to keep indemnified, within five Business Days of demand by the Buyer, the Buyer in respect of 50% of such third party costs and expenses in connection with the preparation of the Carve-out Accounts incurred before Completion and paid after Completion by a member of the Buyer’s Group (including any member of the Group).

6.4	Insurance

6.4.1	The Buyer acknowledges that, as from the Completion Date, the members of the Group shall cease to be covered by certain of the Seller’s Group Insurance Policies. The Seller shall cooperate with and provide assistance to the Buyer between the Binding Offer Date and the Completion Date so that as of the Completion Date, the Group shall be covered by insurance policies as may be directed by the Buyer to provide appropriate coverage for the business of the Group in accordance with good commercial practice applicable to companies in the same industries as the Group (at the Buyer’s cost).

6.4.2	In respect of:

(a)	events or circumstances relating to each member of the Group that existed or occurred prior to Completion (for the avoidance of doubt, whether known or unknown as at the Completion Date) that are covered by a Seller’s Group Claims Incurred Insurance Policy, the Seller shall use its reasonable endeavours to procure (so far as it is able in accordance with the terms of such policies) that any member of the Group may following Completion make a claim under such policy; and

(b)	any claim made in relation to the Group under any Seller’s Group Claims Made Insurance Policies in respect of events or circumstances that were notified to insurers prior to the Completion Date, the Seller shall use its reasonable endeavours procure (so far as it is able in accordance with the terms of such policies) that the relevant member of the Group shall continue to have the benefit of such claim.

6.4.3	With respect to any claims under a Seller’s Group Insurance Policy under which a member of the Group is permitted by clause 6.4.2 to make or pursue a claim:

(a)	the Seller shall procure that the relevant member of the Seller’s Group shall continue to pursue, to the extent reasonable and provided any third party costs are borne by the Buyer, the claim for the benefit of the member of the Group concerned and in so doing shall consult with and act upon the reasonable instructions of the relevant member of the Group;

(b)	the Buyer shall provide such information and assistance as the Seller may request in connection with any such claims; and

(c)	the Seller shall pay to the relevant member of the Group any amount received in respect of such claim, net of any third-party costs, fees and expenses reasonably incurred by any member of the Seller’s Group in respect of such recovery.

6.5	VAT de-grouping

The Seller shall procure that, on or before Completion, an application is made to H.M. Revenue and Customs under section 43B of the Value Added Tax Act 1994 for any member of the Group (including Findus Management and Services Limited) which is or would otherwise be, for United Kingdom VAT purposes, a member of the same group as any member of the Seller’s Group other than another member of the Group (the “Seller’s VAT Group”) to be removed from the Seller’s VAT Group with effect from the Completion Date. The Seller shall keep the Buyer fully and promptly informed about the status and progress of such application. The Seller and the Buyer shall promptly provide any information or other assistance reasonably requested by the other for the purpose of ensuring that each such member of the Group is removed from the Seller’s VAT Group with effect from the Completion Date. The Seller shall promptly provide any information reasonably requested by the Buyer for the purpose of enabling each such member of the Group to be registered for United Kingdom VAT purposes (whether individually or as a member of a new or existing United Kingdom VAT group, as the Buyer sees fit) after Completion.

7.	COMPLETION

7.1	Completion

Subject to clause 9.1.2, Completion shall take place at the offices of the Seller’s Lawyers on the Target Completion Date.

7.2	Completion arrangements

7.2.1	At Completion the Seller and the Buyer shall do all those things respectively required of them in schedule 5.

7.2.2	All documents and items delivered and payments made in connection with Completion shall be held by the recipient to the order of the person delivering them until such time as Completion takes place.

7.3	Buyer not obliged to complete

The Buyer is not obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

7.4	Failure to deliver Material Deliverables

7.4.1	If on the Target Completion Date a party (the “Defaulting Party”) fails to deliver a Material Deliverable, then the other party (the “Non-defaulting Party”) may, by written notice to the Defaulting Party, elect to:

(a)	proceed to Completion to the extent reasonably practicable, the Seller acknowledging that if the Buyer exercises its right pursuant to this clause 7.4.1, completion of the purchase of some of the Shares does not affect the Buyer’s rights in connection with the others;

(b)	postpone Completion to the next occurring Target Completion Date (the “Deferred Completion Date”) and the provisions of this Agreement shall apply as if the Deferred Completion Date is the Target Completion Date except that clause 7.4.2. shall apply in place of this clause 7.4.1; or

(c)	waive all or any of the obligations of the Defaulting Party.

7.4.2	If on the Deferred Completion Date the Defaulting Party fails to deliver a Material Deliverable, then the Non-defaulting Party may, by written notice to the Defaulting Party elect to:

(a)	proceed to Completion to the extent reasonably practicable, the Seller acknowledging that if the Buyer exercises its right pursuant to this clause 7.4.2, completion of the purchase of some of the Shares does not affect the Buyer’s rights in connection with the others;

(b)	terminate this Agreement whereupon clause 9.2 shall apply; or

(c)	waive all or any of the obligations of the Defaulting Party.

7.5	Termination Fee

If on the Deferred Completion Date, Completion does not occur because of a failure of the Buyer to secure financing (including any failure to satisfy any conditions pursuant to the terms of such financing) in order to enable it to pay the Estimated Cash Consideration in accordance with paragraph 2.1 of schedule 5, the Buyer shall pay to the Seller in cash, in cleared funds, an aggregate amount of £34,200,000 (the “Break Fee”) no later than five Business Days following the date of demand by the Seller, less the amount of any irrecoverable VAT payable (including by way of reverse charge) by the Buyer (or any company which is a member of the same group as the Buyer for VAT purposes) in respect of such payment. The Seller and the Buyer acknowledge and agree that this clause 7.5 is no more extensive than is reasonably necessary to protect the legitimate interests of the Seller and the Group and that the intention of both parties in agreeing this clause 7.5 is to compensate the Seller in the event of the Buyer’s failure as more particularly described above.

7.6	Claims against the Company, etc.

The Seller covenants with the Buyer that the Seller shall pay to the Buyer on demand an amount or amounts equal to the total of all Losses made, suffered or incurred by, or on behalf of, any member of the Group as a result of any claim made against such member of the Group by any of the directors, secretaries or board members of any member of the Group who has not delivered a signed resignation and release at Completion in accordance with paragraph 1.6 of schedule 5 because of their resignation or removal from office.

8.	WARRANTIES

8.1	Warranties true and accurate

The Seller warrants to the Buyer that each of the Warranties is, at the Binding Offer Date, true and accurate.

8.2	Warranties to be true and accurate at Completion

The Seller warrants to the Buyer that immediately before Completion:

8.2.1	the Material Warranties shall be, in all respects, true and accurate; and

8.2.2	the Non-Material Warranties shall be true and accurate in all material respects,

in each case by reference to the matters, events and circumstances then existing and on the basis that any reference in the Warranties and related definitions, whether express or implied, to the Binding Offer Date shall be construed as a reference to the Completion Date.

8.3	Warranties separate and independent

Subject to schedule 7 each Warranty is to be construed as a separate and independent Warranty and is not to be limited by any other Warranty or, subject to clauses 8.4 and 8.5 and as set out in schedule 7, any other provision of this Agreement or any other Transaction Document.

8.4	Warranties qualified by the Disclosure Letter

The Buyer shall not be entitled to claim that a matter, event or circumstance causes any of the Warranties to be breached or renders it inaccurate or misleading if it has been fairly disclosed to the Buyer in or by the Disclosure Letter or the Completion Disclosure Letter in the absence of any fraud, wilful misconduct or wilful concealment by the Seller or any of its present or former directors, secretaries or employees.

8.5	Fair disclosure

8.5.1	A matter, event or circumstance disclosed, or deemed to be disclosed, in or by the Disclosure Letter or the Completion Disclosure Letter shall not be fairly disclosed or deemed fairly disclosed unless the information is disclosed with sufficient detail to enable a reasonable buyer to identify the nature and significance of the matter disclosed and to make a reasonably informed assessment of its impact on the Group or the relevant member of the Group, as the case may be.

8.5.2	In relation to those Warranties referred to in paragraph 10 of Schedule 7, a matter, event or circumstance disclosed, or deemed to be disclosed against such Warranties, in or by the Disclosure Letter or the Completion Disclosure Letter shall not be fairly disclosed or deemed fairly disclosed unless the information is disclosed by reference to any of the Warranties specified adjacent thereto in the third column of such table.

8.5.3	Nothing disclosed by the Seller to the Buyer other than in or by the Disclosure Letter or the Completion Disclosure Letter and in accordance with the provisions of this clause 8.5 shall constitute disclosure for the purposes of this Agreement.

8.6	No claims against the Company and others

The Seller shall not make any claim against any member of the Group or any director, secretary, employee, adviser or agent thereof or thereto on whom it may have relied before agreeing to any terms of any Transaction Document or authorising any statement in the Disclosure Letter or Completion Disclosure Letter.

8.7	Company and others entitled to benefit

Each member of the Group and its respective directors, employees, advisers or agents may enforce the provisions of clause 8.6 subject to and in accordance with:

8.7.1	the provisions of the Third Parties Act; and

8.7.2	the provisions of clause 26.2.

8.8	Seller to notify breaches prior to Completion

The Seller shall, between the Binding Offer Date and Completion, as soon as reasonably practicable notify the Buyer in writing, in sufficient detail to enable the Buyer to make a proper assessment of the matter, if it becomes aware of any matter, event or circumstance which, and that such matter, event or circumstance, would or may be reasonably likely to:

8.8.1	constitute a breach of clauses 6.1, 8.1 or 8.2; or

8.8.2	give rise to a right for the Buyer to terminate this Agreement pursuant to clause 9.1,

8.9	Meaning of “so far as the Seller is aware”

If any of the Warranties are expressed to be given “so far as the Seller is aware” or “to the best of the knowledge, information and belief of the Seller” or words to that effect, the Seller shall be deemed to be aware of, and have actual knowledge of, all matters, events and circumstances which were in the actual knowledge of each of the Knowledge Persons (having made reasonable enquiries, consistent with past practice) as at the Binding Offer Date (in the case of the Warranties as given at the Binding Offer Date pursuant to clause 8.1) or as at Completion (in the case of the Warranties as given immediately prior to Completion pursuant to clause 8.2).

8.10	Buyer’s and Guarantor’s warranties

8.10.1	Each of the Buyer and the Guarantor severally warrants to the Seller, in respect of itself, as at the Binding Offer Date that:

(a)	it is a limited company incorporated under the laws of its jurisdiction of incorporation and is duly organised, validly existing and has been in continuous existence since incorporation.

(b)	it has the right, power and authority, and has taken all action necessary, to execute, deliver and perform its obligations under each Transaction Document and each document to be delivered by the Buyer or the Guarantor at Completion.

(c)	its obligations under each Transaction Document constitute, and its obligations under each document to be delivered by it at Completion will, when delivered, constitute, binding obligations of it enforceable in accordance with their respective terms subject to bankruptcy, insolvency, fraudulent transfer, moratorium, or similar laws applying to or affecting creditors’ rights generally and to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law);

(d)	it is not subject to an Insolvency Event; and

(e)	the execution and delivery of, and the performance by it of its obligations under, each Transaction Document and each document to be delivered by it at Completion will not:

(i)	contravene or conflict with, or result in a breach of, any provision of the memorandum or articles of association or by-laws or equivalent constitutional documents of it;

(ii)	contravene or conflict with, or result in a breach of, any binding order, judgment or decree of any Relevant Authority;

(iii)	result in a violation or breach of any applicable law or regulation in any jurisdiction; and

(iv)	except in connection with the Conditions, require the consent or approval of any Relevant Authority.

8.10.2	The Buyer and the Guarantor jointly and severally warrant to the Seller as at the Binding Offer Date that:

(a)	the Buyer has or will have funds immediately available to it sufficient to satisfy its obligations hereunder at Completion and, in the case of any related loan facilities, the Buyer will be able to satisfy all conditions of drawdown thereunder at or prior to Completion; and

(b)	the Guarantor will at Completion have the right, power, and authority to issue and allot the Consideration Shares to the Seller in accordance with clause 3.4.2 at Completion free from all Encumbrances except as otherwise provided in this Agreement or any Transaction Document.

8.10.3	Each of the Buyer and the Guarantor severally warrants to the Seller, in respect of itself, that, immediately before Completion, the warranties set out in clauses 8.10.1 and 8.10.2 shall be true and accurate.

9.	THE BUYER’S REMEDIES

9.1	Rights to terminate or postpone Completion

9.1.1	If between the execution of this Agreement and Completion:

(a)	a Material Relevant Authority:

(i)	prohibits the acquisition of the Company and/or any of the Shares by the Buyer; or

(ii)	issues any legally binding decision or order which would materially restrict the operation of any member of the Group (the effect of which is material on the Group as a whole) after Completion,

in each case other than as a consequence of any changes or prospective changes in applicable laws or regulations, or, in each case, the interpretation and enforcement thereof, after the Binding Offer Date;

(b)	a Material Adverse Change occurs and, where such Material Adverse Change is capable of remedy, has not been remedied by the Seller prior to the Target Completion Date; or

(c)	an Insolvency Event occurs in relation to the Seller or a member of the Group (other than a Dormant Subsidiary),

the Buyer may terminate this Agreement by notice in writing whereupon the provisions of clause 9.2 shall apply.

9.1.2	If between the execution of this Agreement and Completion a Material Relevant Authority institutes or credibly threatens any action, suit or investigation which seeks to prohibit or restrain or otherwise challenge the acquisition of the Company and/or any of the Shares or which would materially and adversely affect the business, operation or financial condition of any member of the Group (the effect of which would be material on the Group as a whole) after Completion (provided that this is not a consequence of changes or prospective changes in applicable laws, regulations, accounting standards or practices after the Binding Offer Date, or, in each case, the interpretation and enforcement thereof), the Buyer shall not be required (but for the avoidance of doubt, may nonetheless decide) to proceed to Completion while such action suit or investigation is pending or continues to be credibly threatened and:

(a)	the parties shall cooperate with each other and use all reasonable endeavours to challenge such action, suit or investigation and/or apply for it to be dismissed, as applicable;

(b)	if the action, suit or investigation is still pending or credibly threatened on the Long Stop Date, the parties may mutually agree to proceed to Completion; and

(c)	if the parties do not agree to proceed with Completion, clause 5.6.1 and 5.6.2 shall apply, as if the existence of such action, suit or investigation were an unsatisfied Condition.

9.2	Rights on termination

If this Agreement is terminated pursuant to clauses 5.6, 7.4.2 or 9.1 all rights and obligations of the parties under this Agreement other than those arising pursuant to clauses 1, 7.5, 17, 22, 25, 26, 27, 28, 29 and 30 shall cease immediately, but all rights, obligations and liabilities of the parties which have accrued before termination shall continue to exist.

9.3	No other termination

Other than pursuant to clauses 5.6, 7.4.2 or 9.1, a party shall not be entitled to terminate this Agreement or any other Transaction Document. Notwithstanding that a party has become aware at any time:

9.3.1	that there has been a material breach of any provision of this Agreement; or

9.3.2	that there may be a claim against a party in connection with this Agreement,

a party shall not be entitled to rescind this Agreement or treat this Agreement as terminated (other than pursuant to clauses 5.6, 7.4.2 or 9.1) but shall be entitled only to claim damages in respect of such matter and accordingly, each party waives all and any rights of rescission it may have in respect of such matter (howsoever arising or deemed to arise), other than such rights in respect of the fraud of a party.

9.4	Claims

9.4.1	Subject to clause 9.4.2, the provisions of schedule 7 shall apply.

9.4.2	The provisions contained in schedule 7 shall not apply to any Claim to the extent it arises as the consequence of, or is delayed as a result of, fraud, wilful misconduct or wilful concealment by the Seller or any of its present or former directors, secretaries or employees.

10.	SELLER’S AND BUYER’s COVENANT

10.1	Demerger

The Seller covenants with the Buyer that the Seller shall, at the direction of the Buyer, pay on demand to the Buyer an amount or amounts equal to the total of Losses made, suffered or incurred by, or on behalf of, any and all members of the Group in relation to Claims by creditors or other Third Parties to the extent resulting from or otherwise arising in connection with the Demerger (including claims by creditors of Synnøve Finden AS and/or any claims by the purchaser of Lier & Hardanger in relation to the ventilation system in the site acquired in connection with the Demerger).

10.2	Dormant Subsidiaries

10.2.1	The Buyer undertakes to:

(a)	use reasonable endeavours to wind up the Dormant Subsidiaries as soon as reasonably practicable after Completion;

(b)	keep the Seller reasonably informed as to the status and progress of the winding up process;

(c)	take such action as the Seller may reasonably request in relation to the winding up of the Dormant Subsidiaries and the realising of any assets held by the Dormant Subsidiaries, provided that the Buyer shall not be required to (i) take any action which would materially delay the winding up; or (ii) to give warranties or assume other liabilities (including restrictions on the operation of its business) related to the disposal of assets, other than warranties as to title and capacity or where liability for such warranties or other liabilities is assumed by the Seller or a member of the Seller’s Group.

10.2.2	The Seller covenants with the Buyer that the Seller shall, at the direction of the Buyer, pay on demand to the Buyer an amount or amounts equal to the total of Losses made, suffered or incurred by, or on behalf of, any and all members of the Group in relation to claims by creditors or other Third Parties against the Dormant Subsidiaries or resulting from the winding up of the Dormant Subsidiaries to the extent in excess of the realised value of the assets of the Dormant Subsidiaries on or following Completion.

10.3	Palacios Claim

The Seller covenants with the Buyer that the Seller shall, at the direction of the Buyer, pay on demand to the Buyer an amount or amounts equal to the total of Losses made, suffered or incurred by, or on behalf of, any and all members of the Group in relation to claims by Grupo Empresarial Palacios Alimentacion, S.A. (“Palacios”) in respect of the breach prior to Completion of the agreement between Findus Espana S.L.U. and Palacios dated 14 February 2013 which is the subject of the disclosure against Warranty 15.5 in the Disclosure Letter.

10.4	Payment in relation to Agreed IT Costs

10.4.1	Prior to Completion, the Seller shall procure that a licence to use TXT e-solutions sales forecasting software (the “TXT Licence”), used by members of the Group at the Binding Offer Date is obtained by the Company.

10.4.2	In respect of the Agreed IT Costs the Buyer and the Seller shall each be responsible for 50 per cent. of such Agreed IT Costs.

10.4.3	The Buyer undertakes to indemnify, and to keep indemnified, within five Business Days of demand by the Seller, the Seller in respect of 50% of all Agreed IT Costs to the extent incurred by a member of the Seller’s Group and to the extent not included in the Completion Accounts as “Cash”.

10.4.4	The Seller undertakes to indemnify, and to keep indemnified, within five Business Days of demand by the Buyer, the Buyer in respect of 50% of all Agreed IT Costs paid after Completion by a member of the Buyer’s Group (including any member of the Group).

11.	RESTRICTIONS ON BUSINESS ACTIVITIES

11.1	Seller’s Undertakings

11.1.1	The Seller covenants with the Buyer that it shall not, either alone or in conjunction with or on behalf of any other person, and shall procure that no member of the Seller’s Group shall, do any of the following things:

(a)	at any time during the period of three years from the Completion Date, directly or indirectly carry on, be engaged, concerned or interested in a business which competes, directly or indirectly, with the business of any member of the Group as carried on at the Completion Date or at any time in the twelve months prior to that date, in a Relevant Territory in which that business is or was carried on at such date or during such time;

(b)	at any time during the period of three years from the Completion Date, in relation to goods or services sold by any member of the Group, solicit the business in a Relevant Territory of a person who is a Restricted Customer;

(c)	at any time during the period of three years from the Completion Date, use or exploit any Business Information, save as required to perform its obligations under the TSA;

(d)	at any time during the period commencing on the Binding Offer Date and expiring on the second anniversary of Completion, solicit or contact with a view to his engagement or employment by another person, a Relevant Person, whether or not such person would commit a breach of his employment contract by reason of leaving service, in either case where the person in question has Business Information or would be in a position to exploit the trade connections of any member of the Group;

(e)	at any time during the period of three years from the Completion Date, use or, other than in connection with the disposal of the UK Business, dispose of the French Domain; or

(f)	at any time during the period of three years from the Completion Date, fail to renew the French Domain prior to its expiry, provided that the Seller may procure that the French Domain is transferred to the Buyer or a member of the Group in a reasonable time prior to expiry to allow the relevant transferee to procure renewal.

11.1.2	The Seller covenants with the Buyer that it shall procure that no member of the Seller’s Original Group nor any person who buys or carries on the UK Business (and shall ensure that a provision to this effect is included in any agreement governing the disposal of the UK Business) shall do any of the following things:

(a)	at any time during the period of two years from the Completion Date, directly or indirectly carry on, be engaged, concerned or interested in a business which competes, directly or indirectly, with the business of any member of the Group as carried on at the Completion Date or at any time in the twelve months prior to that date in a Relevant Territory in which that business is or was carried on at such date or during such time;

(b)	at any time during the period of two years from the Completion Date, in relation to goods or services sold by any member of the Group, solicit the business in a Relevant Territory of a person who is a Restricted Customer;

(c)	at any time during the period of two years from the Completion Date, use or exploit any Business Information;

(d)	at any time during the period commencing on the Binding Offer Date and expiring on the second anniversary of Completion, solicit or contact with a view to his engagement or employment by another person, a Relevant Person, whether or not such person would commit a breach of his employment contract by reason of leaving service, in either case where the person in question has Business Information or would be in a position to exploit the trade connections of any member of the Group;

(e)	at any time during the period of two years from the Completion Date, use or dispose of the French Domain; or

(f)	at any time during the period of two years from the Completion Date, fail to renew the French Domain prior to its expiry, provided that the relevant member of the Seller’s Original Group or person who acquires or buys the UK Business (as the case may be) may procure that the French Domain is transferred to the Buyer or a member of the Group in a reasonable time prior to expiry to allow the relevant transferee to procure renewal.

11.1.3	Nothing in clause 11.1 shall prevent:

(a)	the Seller or any member of the Seller’s Original Group, Seller’s Group or any person who buys or carries on the UK Business from carrying on any existing business carried on by it or any of them as at the Completion Date in the same manner and scope as carried on at the Binding Offer Date in a Relevant Territory;

(b)	any party or any member of the Seller’s Original Group, any person which carries on or acquires the UK Business or any member of the Seller’s Group, the Buyer’s Group, or the Group from entering into discussions with or employing or engaging any person who approaches it of his or her own volition or who responds to a general public advertisement or who is approached when they are no longer employed by (in the case of the Buyer) a member of the Seller’s Group or (in the case of the Seller) a member of the Buyer’s Group or the Group;

(c)	any member of the Seller’s Group or the Seller’s Original Group or any person which carries on or acquires the UK Business from manufacturing or supplying chilled products; or

(d)	any person which carries on or acquires the UK Business from carrying on its business, including where it integrates such business with the UK Business or where it integrates the UK Business with its business.

11.2	Buyer’ Undertakings

The Buyer covenants with the Seller that it shall not, either alone or in conjunction with or on behalf of any other person, and shall procure that no member of the Buyer’s Group or the Group shall at any time during the period commencing on the Binding Offer Date and expiring on the second anniversary of Completion, solicit or contact with a view to his engagement or employment by another person, a Relevant Person, whether or not such person would commit a breach of his employment contract by reason of leaving service.

11.3	No holding out

11.3.1	Subject to clause 13.3, the Seller shall not, and shall procure that no member of the Seller’s Group, the Seller’s Original Group nor, in the case of an asset sale, any person which carries on or acquires the UK Business (to the extent not doing so prior to acquiring or carrying on the UK Business) shall, at any time during the period of two years following Completion:

(a)	hold itself out (or authorise another person to hold the Seller or another member of the Seller’s Group out) as being connected with any member of the Group or that it has any authority to act on behalf of any member of the Group;

(b)	directly or indirectly be concerned or take part in the carrying on of any business which uses the Business Names (alone, together or in conjunction with any other words or symbols), or any phonetic imitation thereof or any other name which is so similar to a Business Name as to be capable of an association with the Group; or

(c)	directly or indirectly be concerned or take part in the carrying on of any business which uses any trade or service mark, business or domain name, distinctive mark, style, design or logo which, as at the Binding Offer Date, is or has in the previous 12 months been used by any member of the Group or anything which is reasonably capable of confusion with such mark, name, design or logo, and the Seller shall, within 30 Business Days of the Completion Date, procure that the necessary resolutions are passed and such other steps are taken as are necessary to change the names of any relevant member of the Seller’s Group so as to remove all of the Business Names.

11.3.2	Save for the TSA, the key terms of which are set out in schedule 14 or the Continuing Commercial Agreement the key terms of which are set out in schedule 15, the Buyer shall not, and shall procure that no member of the Buyer’s Group or member of the Group shall, at any time after Completion directly or indirectly be concerned or take part in the carrying on of any business which uses, other than the Business Names or Company Intellectual Property, any trade or service mark, business or domain name, distinctive mark, style, design or logo which, as at the Completion Date, is owned by and used exclusively by any member of the Seller’s Group or the Seller’s Original Group (excluding, in each case, any member of the Group) or anything which is reasonably capable of confusion with such mark, name, design or logo.

11.4	No discussions regarding sale of Company, etc.

Pending Completion, the Seller shall not, and members of the Seller’s Group shall not, directly or indirectly:

11.4.1	enter into an agreement or arrangement; or

11.4.2	enter into, or be involved in, any discussion or negotiation,

with any person except the Buyer or a person designated by the Buyer in connection with the sale of any member of the Group or the business or any part of the business or, except in the ordinary course of business and to the extent permitted by schedule 4, any of the assets of any member of the Group.

11.5	Independent undertakings, etc.

11.5.1	The restrictions in clauses 11.1, 11.2 and 11.3 operate as separate restrictions in relation to each member of the Group and each trade or business of each member of the Group.

11.5.2	The restrictions in clauses 11.1, 11.2 and 11.3, taken separately and together, are not more onerous or extensive than is necessary to, in the case of the Buyer,

protect the value of the Shares and the ability of the Buyer to sell, or procure the sale of, the Shares or the shares or business (or any part thereof) of any member of the Group, and, in the case of the Seller, protect the information relating to the business and operations of the Seller’s Group disclosed to the Buyer in connection with the Transaction, and are also fair and reasonable, having regard to all the circumstances, including the amount payable for the Shares and the nature of the information disclosed.

11.5.3	In the event that a court or other competent authority holds that any of the restrictions in clauses 11.1, 11.2 or 11.3 would be unenforceable unless some part of it were deleted or its scope were reduced (by being limited to a specific type of business, by its duration or geographic extent being reduced or in any other way), the restriction shall have effect, and shall be deemed always to have had effect, subject to such alterations as are necessary to prevent it from being unenforceable.

11.5.4	Each of the restrictions in clauses 11.1, 11.2 and 11.3 is separate and entirely independent from the others so that it shall not be rendered unenforceable if (despite the foregoing) all or any of the other restrictions is unenforceable.

11.6	Shareholding in listed company allowed

Nothing contained in clauses 11.1, 11.2 or 11.3 shall preclude or restrict the Seller or any member of the Seller’s Group from holding shares in a listed company (wheresoever situated) provided such shares do not, when aggregated with the number of shares owned by any other member of the Seller’s Group, confer more than three per cent of the votes which could normally be cast at a general meeting of the company.

12.	GUARANTEE

12.1	Guarantee

In consideration for the Seller entering into this Agreement to sell the Shares to the Buyer, the Guarantor irrevocably and unconditionally:

12.1.1	guarantees, as a primary obligation to the Seller, the due and punctual performance by the Buyer of all the Buyer’s obligations under this Agreement (the “Guaranteed Obligations”);

12.1.2	undertakes to the Seller that:

(a)	whenever the Buyer does not pay any amount when due under or in connection with the Guaranteed Obligations, the Guarantor shall immediately on demand and without deduction or withholding pay that amount as if the Guarantor was the principal obligor; and

(b)	whenever the Buyer fails to perform any Guaranteed Obligation, the Guarantor shall immediately on demand perform (or procure the performance of) and satisfy (or procure the satisfaction of) that Guaranteed Obligation, so that the same benefits are conferred on the Seller as it would have received if the Guaranteed Obligations had been performed and satisfied by the Buyer; and

12.1.3	covenants with the Seller to fully indemnify, defend and hold harmless the Seller for and against any and all Losses regardless of whether based in whole or in part on strict liability, wilful or intentional misconduct, ordinary or gross negligence of the Buyer, or otherwise, which the Seller may suffer or incur (whether directly or indirectly) as a result or as a consequence of, or arising out of, any claim relating to the failure of the Buyer to perform any of the Guaranteed Obligations.

12.2	Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Buyer in respect of any Guaranteed Obligations, regardless of any intermediate payment or discharge in whole or in part.

12.3	No discharge

If any payment by the Buyer or the Guarantor or any discharge of any obligations of the Buyer or the Guarantor or any security for those obligations or otherwise is avoided or reduced as a result of insolvency or any similar event:

12.3.1	the liability of the Buyer and the Guarantor shall continue as if the payment discharge, avoidance or reduction had not occurred; and

12.3.2	the Seller shall be entitled to recover the value or amount of that security or payment from the Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.

12.4	Waiver

The Guarantor waives any right it may have of first requiring the Seller to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this clause 12. This waiver applies irrespective of any law or any provision of this Agreement to the contrary.

12.5	Guarantee not affected

The provisions and operation of this clause 12 shall not be affected by:

12.5.1	any modification of or variation to the terms of any Guaranteed Obligation;

12.5.2	any irregularity, defect or informality in this Agreement or any legal limitation, disability or incapacity of the Buyer or lack of authority of any director, manager, official or any other person appearing to be acting for the Buyer;

12.5.3	any permitted transfer or assignment of rights or obligations under this Agreement;

12.5.4	any corporate reorganisation, reconstruction, amalgamation, dissolution, merger, acquisition of or by or other alteration in the corporate existence or structure of the Buyer; or

12.5.5	any composition or arrangement made by the Seller with any person.

13.	POST COMPLETION MATTERS

13.1	Transitional Services

13.1.1	The provisions set out in parts 1 and 2 of schedule 14 are the key terms of the TSA. The Seller and the Buyer each undertake to use their reasonable endeavours to negotiate in good faith and to agree long form documentation which reflects the key terms of the TSA on or before the Completion Date. Subject to such agreement, the Seller shall and the Buyer shall enter into the TSA on Completion.

13.1.2	If the Seller and the Buyer are not able to agree on long form documentation for the TSA on the Completion Date, the Seller and the Buyer shall each comply with the key terms set out in the relevant part of schedule 14 for the TSA as if such terms form a standalone, binding agreement on the applicable parties, pending entry by such parties into long form documentation for the TSA.

13.1.3	The TSA agreed in accordance with clause 13.1 shall include an express provision that the long form documentation supersedes the relevant part of schedule 14.

13.2	Continuing Commercial Agreements

13.2.1	The provisions set out in parts 1 and 2 of schedule 15 are the key terms of the Continuing Commercial Agreements. The Seller and the Buyer each undertake to use their reasonable endeavours to negotiate in good faith and to agree long form documentation which reflects the key terms of each agreement set out in schedule 15 on or before the Completion Date. Subject to such agreement, the Seller shall procure that the named member of the Seller’s Group and the Buyer shall procure that the named member of the Group (in each case as set out in part 1 or part 2 of schedule 15) each enter into such agreed long form documentation on or before Completion.

13.2.2	If the Seller and the Buyer are not able to agree on long form documentation for a Continuing Commercial Agreement on the Completion Date, the Seller shall procure that the named member of the Seller’s Group and the Buyer shall procure that the named member of the Group (in each case as set out in part 1 or part 2 of schedule 15) each comply with the key terms set out in the relevant part of schedule 15 for that Continuing Commercial Agreement as if such terms form a standalone, binding agreement on the applicable parties, pending entry by such parties into long form documentation for the relevant Continuing Commercial Agreement.

13.2.3	Such long form documentation agreed in accordance with clause 13.2 shall include an express provision that the long form documentation supersedes the relevant part of schedule 15.

13.3	Licence of Findus Brand

13.3.1

The Buyer hereby grants, and shall procure the grant by those entities which are the members of the Buyer’s Group following Completion, a non-transferable, royalty-free, non-exclusive licence to the Seller to use the Findus Brand in the United Kingdom, which licence is sub-licensable by the Seller to the members of the Seller’s Group and any third party who currently has a sub-licence from the Seller’s Group to use the Findus Brand, for a period of six (6) months following Completion on and in relation to the products on which, and in the manner as, such Findus Brand was used by the Seller’s Group during the 12 months period immediately prior to the Binding Offer Date. Immaterial deviations from such use will be permissible to the extent strictly necessary for the purpose of continuing the business of the Seller Group for such six month period but for the avoidance of doubt, any new uses of the Findus Brand (e.g. in relation to different product types) are not permitted under this Clause 13.3. The licence granted in this Clause 13.3 shall be irrevocable unless the Seller’s Group breaches Clause 13.3.2 or 13.3.3.

13.3.2	Any goodwill derived from the use of the Findus Brand by the Seller or the Seller’s Group under Clause 13.3.1 shall accrue to the Buyer. The Buyer may, at any time, call for a confirmatory assignment of that goodwill and the Seller shall promptly execute it (or shall procure the execution of such assignment from the Seller’s Group).

13.3.3	The Seller shall not, and shall procure that the Seller’s Group shall not, use the Findus Brand in any way which causes damage to the goodwill or the repute of the Findus Brand, or which jeopardises or invalidates any trade mark applications or registrations incorporating the Findus Brand.

13.4	Release in relation to Swedish Directors

Following Completion, at the next occurring annual shareholders’ meeting of the Company and Frionor Sverige AB, the Buyer undertakes to procure that the Swedish Directors who have resigned on or before Completion are discharged from liability for their administration of the Company or Frionor Sverige AB (as the case may be) prior to Completion (or, if earlier, the date of their resignation), provided and to the extent that the respective auditors of the Company and Frionor Sverige AB recommend such discharge.

13.5	Termination of Intra Group Agreements from Completion

The Seller hereby terminates, and procures the termination of, with effect from Completion, all Intra Group Agreements including all provisions of such agreements, whether or not they are expressly stated as surviving termination.

13.6	Pensions arrangements

The Seller and the Buyer shall implement the pension arrangements in schedule 8.

13.7	Helsingborg Assets

To the extent that the Seller or any member of the Group enters into a binding commitment prior to Completion under which it has agreed to dispose of surplus equipment and surplus factory premises at the Helsingborg, Sweden site, the Buyer shall procure that any consideration received by a member of the Group in respect of such disposal after Completion shall be paid to the Seller as soon as reasonably practicable after receipt and in any case within ten Business Days.

13.8	Seller’s Group Guarantees

The Buyer shall use its reasonable efforts to ensure that as soon as reasonably practicable after Completion each relevant member of the Seller’s Group is released from the Seller’s Group Guarantees. Pending release of the Seller’s Group Guarantees, the Buyer shall indemnify the Seller on demand against all Losses of a member of the Seller’s Group arising in respect of a liability which was incurred after Completion under or by reason of any Seller’s Group Guarantee.

13.9	Thai Bank Accounts

13.9.1	The Seller shall procure that Karen Noakes shall continue to act as signatory to Findus Thailand Ltd’s bank account for so long as she continues to be employed by a member of the Seller’s Group and for a period of up to six months following Completion and shall from Completion act in accordance with the Buyer’s written instructions regarding the operation of this account, such instructions to be given by a single person nominated in writing by the Buyer for such purpose (which nominee shall from Completion be Paul Kenyon). If Karen Noakes ceases to be an employee of the Seller’s Group during the period of six months following Completion (other than to become an employee of the Buyer’s Group or the Group) then the Seller shall co-operate with the Buyer and provide reasonable assistance (at the Buyer’s cost) to the Buyer in making alternative arrangements for a signatory to Findus Thailand Ltd’s bank account.

13.9.2	Following Completion, the Buyer shall indemnify the Seller and Karen Noakes on demand against all Losses of a member of the Seller’s Group or Karen Noakes (as the case may be) resulting from any action taken by the Seller or Karen Noakes pursuant to Clause 13.9.1 in good faith in accordance with the Buyer’s instructions.

13.10	Karen Noakes entitled to benefit

Karen Noakes may enforce the provisions of clause 13.9 subject to and in accordance with:

13.10.1	the provisions of the Third Parties Act; and

13.10.2	the provisions of clause 26.2.

14.	ENVIRONMENT

The Seller and the Buyer shall implement the environmental arrangements in schedule 9.

15.	BUSINESS ASSETS

15.1	Transfer of Business Assets

Without prejudice to schedule 6, paragraph 8.1.1, in the event that the Buyer discovers a member of the Seller’s Group owns any Business Asset which has, in the three years prior to Completion, been used exclusively by the Group, the Seller shall procure that such Business Asset is transferred to the Buyer or a company nominated by the Buyer for nominal consideration provided that it has been requested to do so by the Buyer within 18 months following Completion.

15.2	Seller’s Group Assets

In the event that the Seller discovers a member of the Group owns any asset which has, in the three years prior to Completion, been used exclusively by the Seller’s Group, the Buyer shall procure that such asset is transferred to the Seller or a company nominated by the Seller for nominal consideration, provided that it has been requested to do so by the Seller within 18 months following Completion.

16.	ACCESS, BOOKS AND RECORDS

16.1	Access

Subject to applicable law, as from the date of this Agreement, the Buyer and any persons authorised by it, upon reasonable notice, at reasonable times and subject to giving such undertaking as to confidentiality as the Seller may reasonably require, shall be given reasonable access to:

16.1.1	the premises, the Books and Records and the title deeds of each member of the Group; and

16.1.2	the directors, secretary and employees of the each member of the Group,

and each member of the Group shall be instructed to give promptly all information and explanations to the Buyer or any such persons as they may reasonably request.

16.2	Access to Books and Records retained by the Seller’s Group

For a period of seven years after Completion, the Seller shall:

(a)	maintain, and shall procure that each other member of the Seller’s Group shall on reasonable notice by the Buyer and at the Buyer’s cost, provide copies to the Buyer of, any Books and Records held by a member of the Seller’s Group to the extent relating to the business carried on by the Group as at Completion, provided that the Seller may destroy such Books and Records before seven years has elapsed if it has given the Buyer three months’ written notice that it intends to do so and the Buyer has not, at its own cost, arranged to take possession of such Books and Records from the Seller or the relevant member of the Seller’s Group; and

(b)	provide the Buyer, any member of the Buyer’s Group, or any of their respective employees, agents or advisers with reasonable access to any employees of the Seller’s Group who have knowledge of the operations of the Group in order to respond to reasonable requests for historic information and assistance.

16.3	Access to Books and Records retained by the Buyer’s Group

For a period of seven years after Completion, the Buyer shall:

(a)	maintain, and shall procure that each member of the Group shall on reasonable notice by the Seller and at the Seller’s cost, provide copies to the Seller of, any Books and Records held by a member of the Group to the extent relating to the business carried on by the Seller’s Group as at Completion, provided that the Buyer and each member of the Group may destroy such Books and Records before seven years has elapsed if it has given the Seller three months’ written notice that it intends to do so and the Seller has not, at its own cost, arranged to take possession of such Books and Records from the Buyer or the relevant member of the Group; and

(b)	provide the Seller, any member of the Seller’s Group, or any of their respective employees, agents or advisers with reasonable access to any employees of the Group who have knowledge of the operations of the Seller’s Group (or of the Group, to the extent relevant to the Seller’s Group) in order to respond to reasonable requests for historic information and assistance.

17.	CONFIDENTIALITY

17.1	Confidentiality Agreement

This clause 17 shall be without prejudice to the Confidentiality Agreement which shall continue in full force and effect in accordance with its terms notwithstanding this Agreement.

17.2	Confidentiality re Business Information

17.2.1	Subject to clause 17.4, the Seller covenants with the Buyer, for itself and for the benefit of each member of the Group, that before and after Completion it shall:

(a)	treat all Business Information as confidential and shall not use, disclose or make available to any person any Business Information in its possession at Completion;

(b)	treat all Business Information in the same manner (and use the same efforts to prevent the disclosure of Business Information) as it treats its own confidential information; and

(c)	ensure that each member of the Seller’s Group and the directors, secretaries, employees and advisers of any such member and each member of the Seller’s Original Group shall comply with the provisions of this clause 17.2.1 as if the provisions of this clause were expressed to apply to it.

17.2.2	Following Completion, within 10 Business Days’ notice from the Seller, the Buyer shall procure that each member of the Buyer’s Group and each member of the Group shall:

(a)	use all reasonable efforts to expunge from any computer system, word processor or other device (other than back up or archiving systems) in the possession or under control of a member of the Buyer’s Group or member of the Group all financial information which relates exclusively to the Seller’s Group (other than the Group) and not seek to recover it, except as required by law or for the purpose of any judicial proceedings; and

(b)	treat all financial information which relates (but not exclusively) to the Seller’s Group in the same manner (and use the same efforts to prevent the disclosure of) as it treats its own confidential information; and

(c)	to the extent such financial information relates exclusively to the Seller’s Group, not use it to exploit any commercial position or trading relationship.

17.3	Confidentiality re Agreement

Subject to clauses 17.4 and 17.7, each party shall:

17.3.1	treat as confidential, and shall not disclose to any person, information obtained during negotiations relating to any Transaction Document or as a result of entering into or performing any Transaction Document which relates to:

(a)	the provisions of any Transaction Document;

(b)	the negotiations relating to any Transaction Document;

(c)	the subject matter of any Transaction Document; or

(d)	the other party or, in the case of the Seller, any member of the Buyer’s Group or, in the case of the Buyer, any member of the Seller’s Group,

such information being “Transaction Information”;

17.3.2	treat such Transaction Information in the same manner (and use the same efforts to prevent the disclosure of Business Information) as it treats its own confidential information; and

17.3.3	ensure that each member of the Seller’s Group, in the case of the Seller, and each member of the Buyer’s Group, in the case of the Buyer, complies with the provisions of clauses 17.3.1 and 17.3.2 as if the provisions of those clauses were expressed to apply to it.

17.4	Exceptions

Subject to clause 17.5 and notwithstanding the provisions of clauses 17.2.1:

17.4.1	each party, each member of the Seller’s Group and each member of the Buyer’s Group may disclose Transaction Information (including by way of a public announcement or the issue of a circular); and

17.4.2	the Seller and each member of the Seller’s Original Group may disclose Business Information,

in each case:

(a)	if, and to the extent, required by law or for the purpose of any judicial proceedings;

(b)	if, and to the extent, lawfully required by any Recognised Investment Exchange or regulatory or governmental body to which that party is subject or reasonably submits, including the London Stock Exchange, the SEC, the UK Listing Authority or the Takeover Panel, whether or not the requirement for disclosure has the force of law;

(c)	if, and to the extent, required to vest the full benefit of a Transaction Document in that party;

(d)	to a bona fide proposed assignee or potential purchaser of any shares in any member of the Buyer’s Group or the Seller’s Group or the whole or any part of the business of any member of the Buyer’s Group or the Seller’s Group if, and to the extent, desirable, in the reasonable opinion of the party proposing to make such disclosure, for the purposes of the proposed assignment or purchase, as the case may be;

(e)	if, and to the extent, such information has already come into the public domain through no fault of that party;

(f)	if, and to the extent, made to:

(i)	the professional or investment advisers, auditors or finance providers of that party or of any other member of the Seller’s Group (in the case of the Seller) or of any other member of the Buyer’s Group (in the case of the Buyer);

(ii)	the directors, secretary or employees of that party or of any other member of the Seller’s Group (in the case of the Seller) or of any other member of the

Buyer’s Group (in the case of the Buyer) who need to know the information for the purposes of the transactions effected or contemplated by this Agreement; or

(iii)	in the case of the Seller, the Seller’s Affiliates and its and their respective Representatives,

provided that the party making the disclosure shall procure that each of those persons comply with clause 17.2 (where the information disclosed is Business Information) or clause 17.3 (where the information disclosed is Transaction Information) in each case as if the provisions of the relevant clause were expressed to apply to it;

(g)	if, and to the extent, the other party has given its prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed; or

(h)	to any Tax Authority in connection with its Tax affairs.

17.5	Disclosure only after notice etc.

17.5.1	Any disclosure pursuant to clauses 17.4.2(a) or 17.4.2(b) shall, so far as is practicable, be made:

(a)	after notice to, and consultation with, the other party (except where such notice or consultation is prohibited by law); and

(b)	after taking into account the reasonable requirements of the other party as to the content, timing and manner of such disclosure, and the disclosing party shall take reasonable steps to cooperate with any action which the other party may reasonably elect to take to challenge legally the validity of that requirement, provided such action is not reasonably likely to prejudice the disclosing party’s relationship with the relevant Recognised Investment Exchange, regulatory or governmental body.

17.6	Assignment of confidentiality obligations

17.6.1	The Seller shall procure the assignment to the Buyer of the benefit of the confidentiality and non-disclosure provisions in any confidentiality agreement or undertaking given by any other potential buyer of the Group but only to the extent that:

(a)	such assignment is not prevented by the terms of any such agreement or undertaking; and

(b)	such confidentiality and non-disclosure provisions relate to the Group or the business thereof and remain in force at Completion.

17.6.2	The Seller shall send a letter, in a form agreed with the Buyer, to the other parties to any such agreement or undertaking as is referred to in clause 17.6.1, authorising the Buyer to recover all information provided by or on behalf of the Seller to such parties or requesting certification to the Buyer of its destruction, in each case in accordance with the terms of such agreement or undertaking.

17.7	Notices to customers etc.

Nothing in this Agreement shall prohibit the Buyer from making or sending after Completion any announcement or communication to a customer, client or supplier of any member of the Group informing it that the Buyer has purchased the Shares (but not disclosing any further details of the terms of the Transaction).

17.8	Time Limit

The provisions of this clause 17 shall apply for five years following the date of this Agreement.

17.9	Meaning of “Seller’s Group” and “Buyer’s Group”

For the purposes of clauses 17.2 to 17.8, and 18:

17.9.1	“Seller’s Group” shall, for the period from the date of this Agreement up to Completion, include the Group; and

17.9.2	“Buyer’s Group” shall, for the period following Completion, include each member of the Group for so long as it remains a subsidiary of the Buyer.

18.	FURTHER ASSURANCE

Each party shall, and shall procure that each member of the Buyer’s Group (in the case of the Buyer) and each member of the Seller’s Group (in the case of the Seller) shall do, perform, sign, execute and deliver all such acts, deeds, documents and things (or procure the doing, performance, signing, execution or delivery thereof) as the other party may reasonably request:

18.1.1	in relation to the Escrow Agreement, or the provisions of clause 4, until all Escrow Shares and Escrow Cash Funds have been distributed in accordance with clause 4; and

18.1.2	in all other cases at any time during the twelve months following Completion,

in each case at the requesting party’s cost, to give full effect to the Transaction Documents and to secure to the other party the full benefit of the rights, powers and remedies conferred upon it in or by the Transaction Documents.

19.	COSTS AND PAYMENTS

19.1	Pay own costs

Except as otherwise stated in any other provision of this Agreement, each party shall pay its own costs, charges and expenses relating to the negotiation, preparation, execution and performance of this Agreement.

19.2	Payments to be made without set-off or withholding

All payments to be made by the Seller under this Agreement shall be made gross, free of right of counterclaim or set off and without deduction or withholding of any kind, save as may be required by law in which event the deduction or withholding shall not exceed the minimum amount which it is required by law to deduct or withhold and the Seller shall simultaneously pay to the Buyer such additional amounts as will ensure that, after the making of any deduction or withholding (including any additional deduction or withholding required as a result of the payment of the additional amount), the Buyer receives a sum equal to the sum it would have received had no deduction or withholding been made.

19.3	Taxes on receipt of payments

If a party to this Agreement (the “Recipient”) incurs any liability to Tax in respect of any sum paid to it pursuant to this Agreement by another party to this Agreement (the “Payor”) the Payor shall simultaneously pay to the Recipient such additional amount as will ensure that the net amount received and retained by the Recipient (after taking account of such Tax, including any additional Tax payable as a result of the increase in the sum payable) is equal to the amount which would have been received and retained by the Recipient in the absence of such Tax, provided that if the Recipient shall have assigned or novated or declared a trust in respect of the benefit in whole or in part of this Agreement or shall have changed its tax residence such that it becomes tax resident in a jurisdiction other than (a) the United Kingdom (in the case of the Buyer), (b) the British Virgin Islands or the United Kingdom (in the case of the Guarantor) or (c) Sweden (in the case of the Seller), then the liability of the Payor under this clause 19.3 shall be limited to that (if any) which it would have been had no such assignment, novation, declaration of trust or change taken place. This Clause 19.3 shall not apply (a) in relation to any payment, delivery or receipt of the Consideration (including, for the avoidance of doubt, any adjustment thereto pursuant to clause 3); (b) in relation to any payment or receipt of Fees pursuant to schedule 14; (c) in relation to any payment or receipt of the Break Fee pursuant to clause 7.5; (d) in respect of any Tax attributable to a payment being properly treated as an adjustment to the Consideration; or (e) to the extent that the amount payable has already been increased to take account of the Tax that will or would be charged on receipt.

20.	CURRENCY CONVERSION

20.1	Rate of exchange

For the purpose of converting amounts specified in one currency into another currency where required (including for the purposes of clause 4), the rate of exchange to be used shall be the closing mid-point spot rate for exchanges between those currencies quoted in the Financial Times (London edition) on the nearest Business Day for which that rate is so quoted on or prior to the date of the conversion.

20.2	Date of conversion

Where it is necessary to determine whether a monetary limit or threshold set out in schedule 7 has been reached or exceeded and the value of the Claim is expressed in a currency other than pounds sterling, the date of conversion for the purposes of translating that Claim into pounds sterling in accordance with clause 20.1 shall be the date of receipt by the Seller of written notification from the Buyer of the Claim.

21.	INTEREST

If either party fails to pay on the due date any sum due from it under this Agreement (whether determined by agreement or pursuant to an order of a court or otherwise), interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at the rate of 4% above the base rate for the time being of HSBC Bank plc. That interest shall accrue on a daily basis and be compounded quarterly.

22.	ENTIRE AGREEMENT

22.1	Entire agreement

The Transaction Documents together constitute the whole and only agreement between the parties in relation to the sale and purchase of the Shares and supersede any previous agreement whether written or oral between all or any of the parties in relation to that subject matter save as provided in clauses 17.1 and 22.7.

22.2	Buyer’s and Guarantor’s Statement

Subject to clauses 17.1 and 22.7:

22.2.1	each of the Buyer and the Guarantor represents that it has not relied on, or been induced to enter into any Transaction Document by, a Statement given by any member of the Seller’s Group or any adviser to any member of the Seller’s Group other than the Warranties or as otherwise set out in a Transaction Document; and

22.2.2	the Seller is not liable to the Buyer or the Guarantor for a Statement (including one made negligently) in connection with the Transaction other than as set out in a Transaction Document.

22.3	Seller’s Statement

Subject to clause 22.7:

22.3.1	the Seller represents that it has not relied on, or been induced to enter into any Transaction Document by, any Statement given by any member of the Buyer’s Group or any member of the Group or any adviser or provider of finance to any member of the Buyer’s Group or any member of the Group other than the Buyer’s Warranties or as otherwise set out in a Transaction Document; and

22.3.2	neither the Buyer nor the Guarantor is liable to the Seller for any Statement (including one made negligently) in connection with the Transaction other than as set out in a Transaction Document.

22.4	No liability for the Group, the Buyer’s Group or advisers

22.4.1	No member of the Group or any adviser thereto shall have any liability to the Seller for a Statement in connection with the Transaction.

22.4.2	No member of the Buyer’s Group (other than the Buyer and the Guarantor, in each case, subject to clause 22.3.2) or adviser or provider of finance thereto shall have any liability to the Seller for a Statement in connection with the Transaction.

22.4.3	Any member of the Group and any member of the Buyer’s Group and any adviser or provider of finance to any member of the Group or any member of the Buyer’s Group may enforce the terms of this clause 22.4 subject to and in accordance with:

(a)	the provisions of the Third Parties Act ; and

(b)	the provisions of clause 26.2.

22.5	No liability for the Seller’s Group or advisers

22.5.1	No member of the Seller’s Group (other than the Seller, subject to clause 22.2.2) or any of the Seller’s Affiliates, or any of their respective Representatives, shall have any liability to the Buyer or the Guarantor in connection with the Transaction.

22.5.2	Any member of the Seller’s Group, any of the Seller’s Affiliates, and any of their respective Representatives may enforce the terms of this clause 22.5 subject to and in accordance with:

(a)	the provisions of the Third Parties Act; and

(b)	the provisions of clause 26.2.

22.6	No action re previous agreements etc.

No party shall bring any action against another or (in the case of the Seller) against any other member of the Buyer’s Group or (in the case of the Buyer or the Guarantor) against any other member of the Seller’s Group or any of the Seller’s Affiliates or any of their respective Representatives, in relation to:

22.6.1	any previous agreement(s) between them relating to the Transaction, subject to clause 17.1; or

22.6.2	save as provided in clause 22.7, any statement in connection with the Transaction other than as set out in a Transaction Document,

and any member of the Buyer’s Group and any member of the Seller’s Group and any of the Seller’s Affiliates or any of their respective Representatives may enforce the terms of this clause 22.6 subject to, and in accordance with, the provisions of the Third Parties Act and the provisions of clause 26.2.

22.7	Fraud etc.

Nothing in this clause 22 shall have the effect of limiting or restricting any liability arising as a result of any fraud, wilful misconduct or wilful concealment.

22.8	Financial promotion

Each party acknowledges to each other party, after due and careful consideration, that:

22.8.1	it is not entering into any of the Transaction Documents in consequence of, or reliance upon, any unlawful communication (as defined in s30(1) Financial Services and Markets Act 2000) made by such other party or such other party’s professional advisers; and

22.8.2	except as expressly provided in any Transaction Document, it is entering the Transaction Documents solely in reliance upon its own commercial assessment and investigations and advice from its own professional advisers, and further acknowledges that each other party is entering into the Transaction Documents in reliance upon the acknowledgements given in clauses 22.8.1 and 22.8.2.

23.	INVALIDITY

23.1	Invalidity

If at any time all or any part of any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

23.1.1	the legality, validity or enforceability in that jurisdiction of the remainder of that provision or all other provisions of this Agreement; or

23.1.2	the legality, validity or enforceability under the law of any other jurisdiction of that provision or all other provisions of this Agreement.

24.	AMENDMENTS, WAIVERS AND RIGHTS

24.1	Amendments

No amendment or variation of the terms of this Agreement shall be effective unless it is made in a written document signed by, or on behalf of, each party.

24.2	Delay in exercise/non-exercise of rights

Except as expressly set out in this Agreement, no delay in exercising, or non-exercise, by any party of any right, power or remedy provided by law or under this Agreement impairs, or constitutes a waiver or release of, that right, power or remedy.

24.3	Waivers

Any waiver or release, or time or indulgence, given by a party must be specifically granted in writing signed by the party granting it and shall:

24.3.1	be confined to the specific circumstances in which it is given;

24.3.2	not affect any other enforcement of the same or any other right; and

24.3.3	unless it is expressed to be irrevocable, be revocable at any time in writing.

24.4	Exercise of rights

No single or partial exercise of any right, power or remedy provided by law or under this Agreement prevents any other or further exercise of it or the exercise of any other right, power or remedy.

24.5	Rights and remedies cumulative

Except as expressly set out in this Agreement, the rights, powers and remedies of each party under this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by general law.

24.6	Provisions remain in force notwithstanding Completion

Any provision of this Agreement which is capable of being performed after, but which has not been performed at or before, Completion shall remain in full force and effect notwithstanding Completion.

25.	ASSIGNMENT

25.1	No assignment

Except as provided in clause 25.2 or 25.3, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

25.2	Permitted assignment by Buyer

The Buyer (and assignees) may, without the consent of the Seller, assign to any member of the Buyer’s Group or by way of security to any bank or financial institution lending money for the purpose of the Buyer acquiring the Shares, in each case including any security agent or trustee on their behalf, without restriction all or any part of the benefit of, or its rights or benefits under, this Agreement together with any causes of action arising in connection with any of them. Any assignee of the Buyer shall be entitled to enforce the same against the Seller as if he were named in the Agreement as the Buyer and without reference to the price paid or value given by that person for the relevant assets provided that:

25.2.1	the liability of the Seller as a result of the assignment shall not be greater than its liability had no assignment occurred;

25.2.2	the Seller may discharge its obligations under this Agreement to the assignor until it receives notice of the assignment; and

25.2.3	the Buyer will remain liable for any obligations under this Agreement.

25.3	Novation or assignment by Seller

25.3.1	The Seller may by notice to the Buyer novate the benefit and obligations of this Agreement and/or any other Transaction Document to which it is a party, in whole or in part, to any member of the Seller’s Group with the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed, it being understood that the Seller intends to transfer the Consideration Shares and its rights and obligations in respect of the Escrow Shares (subject to the Lock-Up Deed) to a member of the Seller’s Group) provided that:

(a)	the liability of the Buyer and the Guarantor as a result of the novation shall not be greater than its liability had no novation occurred;

(b)	the Buyer and the Guarantor may discharge their respective obligations under this Agreement to the novator until they receive notice of the novation; and

(c)	the benefit and obligations of this Agreement shall be transferred together to the same novatee.

25.3.2	The Seller (and assignees) may, without the consent of the Buyer or the Guarantor, assign:

(a)	the beneficial interest in the Consideration Shares, subject to the Lock-Up Deed and the Encumbrances created by this Agreement, the Tax Deed and the Escrow Agreement; or

(b)	its rights pursuant to clause 7.5,

to any member of the Seller’s Group.

25.3.3	The Seller (and assignees) may, without the consent of the Buyer or the Guarantor, assign by way of security to any bank, financial institution or investor lending money to the Seller’s Group, in each case including any security agent or trustee on their behalf, without restriction all or any part of the benefit of, or its rights or benefits under, this Agreement together with any causes of action arising in connection with any of them. Any assignee of the Seller shall be entitled to enforce the same against the Buyer and the Guarantor as if he were named in the Agreement as the Seller and without reference to the price paid or value given by that person for the relevant assets provided that:

(a)	the liability of the Buyer and the Guarantor as a result of the assignment shall not be greater than its liability had no assignment occurred;

(b)	the Buyer and the Guarantor may discharge their respective obligations under this Agreement to the assignor until they receive notice of the assignment; and

(c)	the Seller will remain liable for any obligations under this Agreement.

26.	THIRD PARTY RIGHTS

26.1	Generally no third party rights

The parties do not intend that any term of this Agreement should be enforceable by virtue of the Third Parties Act by any person who is not a party to this Agreement save as provided in clauses 8.7, 13.10, 22.4, 22.5, 22.6 and in accordance with clause 26.2. Nothing in this clause 26.1 affects any right or remedy of a third party which exists or is available apart from that Act.

26.2	Others entitled to benefit

Those persons who have the benefit of clauses 8.7, 13.10, 22.4, 22.5 or 22.6 (as the case may be) may enforce the provisions of those clauses subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999 provided that:

26.2.1	this Agreement may be varied from time to time, terminated or rescinded without the consent of all or any of those persons and s2(1)(a) to (c) Contracts (Rights of Third Parties) Act 1999 shall not apply to this Agreement;

26.2.2	none of those persons may assign any of their respective rights under any of those clauses either in whole or in part;

26.2.3	neither the Company nor any member of the Buyer’s Group or, following Completion, the Group nor any director, employee, agent or adviser thereof or thereto or provider of finance to any member of the Buyer’s Group or, following Completion, any member of the Group may take any steps to enforce all or any of its rights under this Agreement without the Buyer’s prior written consent and without first having appointed the Buyer as its agent to have sole conduct of all Proceedings involving that person; and

26.2.4	no member of the Seller’s Group, any of the Seller’s Affiliates or any adviser thereto or any of their directors, secretaries or employees may take any steps to enforce all or any of its rights under this Agreement without the Seller’s prior written consent and without first having appointed the Seller as its agent to have sole conduct of all Proceedings involving that person.

27.	NOTICES

27.1	Form of notices

A Notice shall be:

27.1.1	in writing;

27.1.2	in the English language, and

27.1.3	delivered personally or sent by commercial courier or by email (provided that, if sent by email, a hard copy is also delivered personally or by commercial courier as soon as reasonably practicable thereafter and in any event within five Business Days of such email being sent) to the party due to receive the Notice marked for the attention of the person set out in clause 27.3 and to the address set out therein or to such other address, person or email address as may be notified from time to time in accordance with this clause by the relevant party to the other party, by not less than 5 Business Days’ written notice.

27.2	Notice deemed given

Unless there is evidence that it was received earlier, a Notice is deemed given:

27.2.1	if delivered personally, at the time of delivery;

27.2.2	if sent by commercial courier, on the date and at the time of signature of the courier’s delivery receipt; and

27.2.3	if sent by email, at the time of sending provided that:

(a)	no notification informing the sender that the message has not been delivered is received by the sender; and

(b)	a hard copy of the email is delivered personally or by commercial courier within five Business Days of such email being sent,

provided that if any Notice would otherwise become effective on a non-Business Day or after 17:00 hours on a Business Day, it shall instead become effective at 09:00 hours on the next Business Day.

27.3	Details of the parties

The details for the purposes of clause 27.1 are:

Party:	Seller

For the attention of:	Bill Showalter and Karen Noakes

Address:	[omitted]

E-mail address:	[omitted]

with a copy to:

Name:	Latham & Watkins

For the attention of:	David Walker and Tom Evans

Address:	99 Bishopsgate, London EC2M 3XF

E-mail address:	david.walker@lw.com and tom.evans@lw.com

Party:	Buyer

Address:	5 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA

Email address:	[omitted]

For the Attention of:	Paul Kenyon

Party:	Guarantor

Address:	Regency Court, Glategny Esplanade, St. Peter Port, Guernsey GY1 3RH

Email address:	[omitted]

For the Attention of:	Company Administrator

In the case of each of the Buyer and the Guarantor, with a copy to:

Name:	Mariposa Acquisition II, LLC

Address:	5200 Blue Lagoon Drive, Suite 855, Miami, FL 33126

Email address:	[omitted]

For the Attention of:	Desiree DeStefano

Name:	Greenberg Traurig, P.A.,

Address:	401 East Las Olas Boulevard, Suite 2000, Fort Lauderdale, FL 33301

Email address:	beloffd@gtlaw.com

For the Attention of:	Donn Beloff

28.	COUNTERPARTS

28.1	Any number of counterparts

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each of the parties has executed at least one counterpart.

28.2	Each counterpart an original

Each counterpart constitutes an original of this Agreement, but all the counterparts together constitute but one and the same instrument.

29.	GOVERNING LAW AND JURISDICTION

29.1	Governing law

This Agreement, and any Dispute shall be governed by, and construed in accordance with, the law of England and Wales.

29.2	English courts have jurisdiction

The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Dispute, and irrevocably waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

29.3	Disputes

For the purposes of clauses 29.1 and 29.2, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

29.4	Judgments

A judgment against either party in Proceedings brought in accordance with this clause 29 shall be conclusive and binding upon the relevant party and may be enforced in any other jurisdiction.

29.5	Service of Service Documents

Any Service Documents may be served on either party:

29.5.1	by being delivered personally or sent by commercial courier in accordance with clause 27;

29.5.2	by being delivered personally or sent by commercial courier to such party’s registered office from time to time;

29.5.3	by being delivered personally or sent by commercial courier to its agent in accordance with clause 30.3; or

29.5.4	in any other manner allowed by law.

This clause 29.5 applies to all Proceedings.

30.	AGENT FOR SERVICE OF PROCESS

30.1	Maintenance of agent

The Seller and the Guarantor shall at all times maintain an agent for receipt of service of process in England.

30.2	Appointment of agent

The Seller appoints Law Debenture Corporate Services Limited of Fifth Floor, 100 Wood Street, London EC2V 7EX as its agent for that purpose. The Guarantor appoints the Buyer as its agent for that purpose.

30.3	Service of documents

Any Service Document shall be deemed to have been duly served if:

30.3.1	marked for the attention of:

(a)	in the case of the Seller: Law Debenture Corporate Services Limited, Fifth Floor, 100 Wood Street, London EC2V 7EX, with a copy to Tom Evans, Latham & Watkins (London) LLP, 99 Bishopsgate, London EC2M 3XF; and

(b)	in the case of the Guarantor: the Buyer, as the details set out in clause 27.3; and

30.3.2	left at the specified address, in which case the Service Document shall, unless there is evidence that it was received earlier, be deemed to have been duly served at the time it is left; or

30.3.3	sent by commercial courier to the specified address, in which case the Service Document shall, unless there is evidence that it was received earlier, be deemed to have been duly served on the date and at the time of signature of the courier’s delivery receipt, provided that if any Service Document would otherwise be duly served on a non Business Day or after 17:00 hours on a Business Day, it shall instead be duly served at 09:00 hours on the next Business Day.

30.4	Replacement agent(s)

If for any reason an agent appointed under this clause 30 ceases to act as such or ceases to have an address in England or Wales, the party whose agent has ceased to act or have an address in England or Wales (the “Affected Party”) shall promptly appoint a replacement agent having an address for service in England and notify the other party of the appointment and the name and address of the replacement agent and the provisions of this clause 30 applying to service on an agent apply equally to service on a replacement agent. Failing such appointment and notification within five Business Days of cessation, the other party shall be entitled by notice to the Affected Party to appoint a replacement agent to act on the Affected Party’s behalf.

EXECUTION

The parties have shown their acceptance of the terms of this Agreement by executing it after the schedules.

EXECUTION

SIGNED by William J. Showalter,	)
on behalf of LIONGEM SWEDEN 1 AB	)	/s/ William J. Showalter

SIGNED by Paul Kenyon,	)
on behalf of IGLO FOODS GROUP LIMITED	)	/s/ Paul Kenyon

SIGNED by Paul Kenyon,	)
on behalf of NOMAD FOODS LIMITED	)	/s/ Paul Kenyon